Exhibit 2.1(a)

LIMITED LIABILITY PARTNERSHIP ADVOCATEDN BELASTINGADVISEURS SOLICITORS Execution Copy

VALCON ACQUISITION B.V.

AND

VNU N.V.

MERGER PROTOCOL

SCHEDULE	7.1.9 ANTI-TRUST FILINGS - OFFER CONDITION	50

SCHEDULE	8.1.2 ANTITRUST FILINGS - NO OFFER CONDITION	51

SCHEDULE	9.1 INTERIM UNDERTAKINGS	52

SCHEDULE	9.2.1 AMENDMENTS TO THE ARTICLES OF ASSOCIATION	56

SCHEDULE	9.3.4 EMPLOYEE UNDERTAKINGS	57

SCHEDULE	9.9.1A EXISTING DEBT	61

SCHEDULE	9.9.1B GUARANTEE	63

SCHEDULE	9.11 PRIORITY FOUNDATION	64

SCHEDULE	DEFINITIONS	66

This MERGER PROTOCOL is made on 8 March 2006 between:

1.	VALCON ACQUISITION B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands, having its seat (statutaire zetel) in Amsterdam, The Netherlands and its principal place of business at Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands, registered with the Commercial Register under number 34241179 (the “Offeror”); and

2.	VNU N.V., a public limited liability company, duly incorporated and validly existing under the laws of The Netherlands, with its corporate seat in Haarlem and having its address at Ceylonpoort 5, 2037 AA Haarlem, The Netherlands, (the “Company” and together the “Parties” and each also a “Party”).

WHEREAS:

(A)	The Company and its subsidiaries, group companies and affiliates (the “Group”) are engaged in the information and media business;

(B)	The Ordinary Shares and the 7% Preferred Shares (both as defined below) are listed on Eurolist by Euronext Amsterdam N.V. (“Euronext”);

(C)	At the date of this merger protocol (the “Merger Protocol”), the Company’s issued and outstanding share capital comprises: (i) ordinary shares with a nominal value of EUR 0.20 each (the “Ordinary Shares”), of which 15,000 are held by the Company (the “Treasury Shares”), 257,256,630 of which are outstanding as of the date hereof in bearer form and 370 of which are outstanding in registered form; (ii) 500 priority shares with a nominal value of EUR 8 each, which are held by the Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V., a foundation (stichting) duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Haarlem, The Netherlands (the “Priority Foundation”) (the “Priority Shares”); (iii) 150,000 7% preferred shares with a nominal value of EUR 8 each (the “7% Preferred Shares”); and (iv) 7,200,000 6.22% cumulative preferred B shares with a nominal value of EUR 0.20 each (the “Preferred B Shares”). The Ordinary Shares, the Priority Shares, the 7% Preferred Shares and the Preferred B Shares are collectively referred to as the “Shares”;

(D)	Stichting VNU, a foundation duly incorporated and validly existing under the laws of the Netherlands, having its registered office at Schulpweg 8, 2111 AM Aerdenhout, The Netherlands (the “Stichting”), has been granted a call option to purchase as many preferred A shares in the share capital of the Company (the “Preferred A Shares”) as equals the aggregate nominal value of (i) all ordinary shares in the capital of the Company, (ii) the 7% Preferred Shares and (iii) the Preferred B Shares outstanding at the time of purchase up to a maximum of the number of Preferred A Shares included in the authorized share capital;

(E)	[Reserved];

(F)	AlpInvest Partners 2006 B.V., in its capacity of general partner of AlpInvest Partners CS Investments 2006 C.V, AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V., in its capacity of custodian of AlpInvest Partners Later Stage Co-Investments IIA C.V., funds managed or advised by The Blackstone Group, The Carlyle Group, L.P., Hellman & Friedman Investors V (Cayman), ltd., Kohlberg Kravis Roberts & Co. and Thomas H. Lee Partners (together the “Sponsors”) are or will be the ultimate and joint indirect shareholders of the Offeror and hold their interests in the Offeror through a jointly owned intermediate company (such Company, the Offeror and any intermediate companies together, the “Offeror Group”). The Offeror has informed the Sponsors about the business strategies of the Company and the Offeror’s undertakings in respect of the Company and the Group as set out or referred to below;

(G)	The Company and each of the Sponsors or their affiliates or associates, as the case may be, have signed a confidentiality and standstill agreement (the “Confidentiality and Standstill Agreements”), which Confidentiality and Standstill Agreements shall remain applicable and in effect notwithstanding this Merger Protocol (or the termination or invalidity thereof) in accordance with its terms, provided, however, that as of the Commencement Date (as defined below) the standstill provisions set out in such Confidentiality and Standstill Agreements shall not apply to this Offer and otherwise as set forth in Clause 9.3.2;

(H)	The Company has made an announcement on 16 January 2006 that it has received a non-binding proposal from the Sponsors (or their affiliates or associates, as the case may be), to make an offer for the Company;

(I)	The Offeror and the Company have discussed and agreed upon the contents, manner and timing of communications with the relevant authorities and employee representative bodies and have consulted with each other on the contents, manner and timing of communications with employees. It is understood that on 7 March 2006 the Company informed the works council of VNU B.V. of the transactions contemplated in this Merger Protocol. At the request of the Group’s main employee representative bodies, the Offeror is prepared to work together with the Company and to make representatives of the Offeror available for meetings with such employee representative bodies to discuss, explain and clarify the Offer and respond to comments and questions;

(J)	The Offeror has performed a satisfactory financial, accounting, insurance, legal, pension and tax due diligence investigation with respect to the Group;

(K)	The Offeror has received commitment letters and term sheets signed by its lenders and expects to enter into final documentation with its lenders providing it with the ability to finance the Offer;

(L)	The Offeror now intends to make a firm public offer, in cash, for all Ordinary Shares and all 7% Preferred Shares (excluding the Treasury Shares) and implement the transactions as further described in this Merger Protocol (the “Offer”), which Offer the Company’s executive board (“Executive Board”) and the Company’s supervisory board (“Supervisory Board”, and together with the Executive Board, the “Boards”) intend to fully support and unanimously recommend to the Company’s shareholders;

(M)	The Boards have received a signed fairness opinion from Rothschild in connection with the Offer, a copy of which is attached to this Merger Protocol as Schedule M, in form and content satisfactory to the Boards and consistent with Dutch market practice, in support of its recommendation of the Offer, stating that the Ordinary Share Consideration is, in the opinion of Rothschild, fair to the holders of the Ordinary Shares from a financial point of view;

(N)	The Boards have received a signed fairness opinion from Credit Suisse in connection with the Offer, a copy of which is attached to this Merger Protocol as Schedule N, in form and content satisfactory to the Boards and consistent with Dutch market practice, in support of their recommendation of the Offer, stating that the Ordinary Share Consideration is, in the opinion of Credit Suisse, fair to the holders of the Ordinary Shares from a financial point of view;

(O)	Delivery of the Tendered Shares (as defined below) will take place against payment of the Consideration (as defined below), subject to the Offer having been declared unconditional (gestanddoening) (the “Settlement”). Settlement is expected to occur on the fifth Business Day after the Offer has been declared unconditional (gestanddoening) or such other date on which Settlement will take place (the “Settlement Date”);

(P)	Subject to the terms hereof, the Company agrees not to solicit any alternative proposals and that the Boards will not withdraw or change their unanimous recommendation of the Offer; and

(Q)	The Offeror and the Company believe that the discussions have reached such a stage where the expectation is justified that the Offer as contemplated herein can be agreed by them and wish to lay down in this Merger Protocol their respective rights and obligations with respect to the Offer.

HEREBY AGREE AS FOLLOWS:

1.	THE OFFER

1.1	The Offeror undertakes to prepare and make the Offer, subject to the terms and conditions of this Merger Protocol. The Parties shall use their best endeavours to ensure that the Offer will be consummated as soon as possible following the date of this Merger Protocol, subject to the terms and conditions hereof and to applicable laws and regulations.

1.2	Upon the terms of and subject to the Pre-Offer Conditions (as defined in Clause 6.1 below) and the Offer Conditions (as defined in Clause 7.1 below), the Offer shall commit the Offeror to acquire:

(a)	each Ordinary Share tendered pursuant to the Offer against payment of a cash price of EUR 28.75 (in words: twenty eight euros seventy five cents) per Ordinary Share (the “Ordinary Share Consideration”); and

(b)	each 7% Preferred Share tendered pursuant to the Offer against payment of a cash price of EUR 13.00 (in words: thirteen euros) per 7% Preferred Share (the “Preferred Share Consideration”).

The Ordinary Share Consideration and the Preferred Share Consideration herein also to be referred to as “Consideration” and each Share tendered pursuant to the Offer herein to be referred to as a “Tendered Share”. Except for dividends in respect of the 7% Preferred Shares, the Priority Shares and the Preferred B Shares in normal amounts and at payment dates consistent with past practice (the “Preferred Dividends”), the Company shall ensure that between the date hereof and the Settlement Date no dividend or other distribution is declared. In the event that prior to the Settlement Date any dividends or other distributions are declared in respect of the Ordinary Shares, which action would require an amendment of this Merger Protocol in accordance with the terms hereof, the Ordinary Share Consideration will be decreased with an amount per Ordinary Share equivalent to any such dividend or distribution per Share. In the event that prior to the Settlement Date any dividends are paid in respect of the 7% Preferred Shares (except for the Preferred Dividends), the Preferred Share Consideration will be decreased with an amount per 7% Preferred Share equivalent to any such dividend or distribution per Share.

1.3	Either of the Company or the Offeror may elect to cause the Offer in respect of the Ordinary Shares and/or the 7% Preferred Shares to be extended into the United States by written notice to the other Party (the “Election”). Such Election may be made during the period starting on the earlier of: (i) the expiry of three weeks from the date of the Merger Protocol; and (ii) the Commencement Date (as defined in Clause 6.1 below) and terminating on 23 May 2006.

1.4	Without prejudice to any of the Offer Conditions, the Offer shall be open for acceptance for a period of at least (i) 23 (twenty-three) calendar days or, if an Election has been made, (ii) 20 (twenty) United States business days (as defined in Rule 14d-1(g) under the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”). For the purpose of this Merger Protocol, the closing date of the Offer shall be the initial date on which the Offer closes for acceptance (the “Closing Date”), unless the Offeror extends the Offer in accordance with Clause 7.2, in which case the closing date shall be the last date on which the extended Offer closes for acceptance (the “Postponed Closing Date”). In the event that the Offeror declares the Offer unconditional (gestand doet), the Offeror may also, in its discretion and in accordance with consistent market practice and applicable rules and regulations, publicly announce a post-acceptance period (na-aanmeldingstermijn) and accept, against payment by the Offeror of the relevant Consideration, each Share that is tendered within a period of a maximum of fifteen Business Days after the date on which the relevant notice that the Offeror will declare the Offer unconditional (gestand doet) is published.

1.5

The Offer shall comply with all applicable laws and regulations, including without limitation, any applicable provisions of the Dutch Securities Supervision Act 1995 (Wet toezicht effectenverkeer 1995) (the “DSSA”), the Dutch Securities Supervision Decree (Besluit toezicht effectenverkeer 1995) (the “DSSD”), any rules and regulations promulgated pursuant to the DSSA and DSSD, the policy guidelines and instructions of the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (the “AFM”), the works council act (Wet op de ondernemingsraden; “WOR”) the Merger Code 2000 (SER-besluit Fusiegedragsregels 2000), the Exchange Act and the rules and regulations promulgated thereunder, the rules and regulations of Euronext, the Dutch Civil Code (the “DCC”), the Hart-Scott-Rodino Improvement Act of 1976, and Regulation 139/2004 of the Commission of the European Communities (all together the “Merger Rules”).

1.6	Prior to the opening of the first trading day on Euronext following the execution of this Merger Protocol, a public announcement of the Offer (the “Announcement”) will be made available to (i) Euronext, (ii) the AFM, (iii) the Social Economic Council (Sociaal Economische Raad) and (iv) the relevant (international) press agents by way of the press release issued jointly by the Offeror and the Company (which has been notified to the AFM and of which the AFM has confirmed it has no further comments), a copy of which is attached hereto as Schedule 1.6.

1.7	On the Commencement Date the Offeror shall make the offer memorandum (biedingsbericht) (together with all amendments and supplements thereto, hereinafter referred to as the “Offer Memorandum”) generally available in The Netherlands and in the United States and shall announce the availability of the Offer Memorandum in the official price list of Euronext, in the Wall Street Journal, the Financial Times, Het Financieele Dagblad and in at least one other nationally distributed daily newspaper in The Netherlands. The Parties agree that the Offer Memorandum shall comply as to form and substance in all respects with the requirements of the Merger Rules. The Offer Memorandum shall be made available in the English language, provided, however, that the Parties agree that a summary shall be made available in the Dutch language, whereby the English language Offer Memorandum shall prevail over the Dutch translation. The Offeror undertakes to prepare and draft the Offer Memorandum in co-operation with the Company and to have the Offer Memorandum printed and distributed at its own costs. The Company and its counsel shall be given the opportunity to review and comment upon the Offer Memorandum and have the right to approve the sections of the Offer Memorandum relating to the Company and this Merger Protocol. The AFM will have been notified timely of, and will have confirmed that it has no further comments with respect to, the Offer Memorandum prior to it being made available. Parties shall use their best efforts to procure that the Offer Memorandum will be submitted in its final form to the AFM as soon as reasonably practicable after the date of this Merger Protocol with reference to the relevant circumstances, including availability of information that is to be included in the Offer Memorandum and the anticipated timing of the extraordinary general meeting of shareholders that is to be held in accordance with Article 9q DSSD. The Offer Memorandum shall, amongst others, contain (i) the fairness opinion from Rothschild referred to in recital (M) and as attached to this Merger Protocol in Schedule M, (ii) the fairness opinion from Credit Suisse referred to in recital (N) and as attached to this Merger Protocol in Schedule N, (iii) a full description of the envisaged transaction structure, (iv) a description of the undertakings contained in Clauses 3 and 4 and (v) subject to Clause 11 hereof, the positive recommendation by the Boards to the shareholders of the Company as provided for in Clause 5 hereof.

2.	RATIONALE OF THE OFFER, DELISTING AND SQUEEZE OUT

2.1	The strategic rationale of the proposed Offer is that the Parties strongly believe that the Offer is in the best interest of the Company’s shareholders and that the Offeror becoming sole shareholder of the Company will provide strategic and other benefits to the Company and the Group.

2.2	In connection with Clause 2.1 above, the Parties acknowledge that it is their intention to terminate the listing agreement between the Company and Euronext and/or the listing of the Ordinary Shares and the 7% Preferred Shares as soon as possible after Settlement.

2.3	The Parties acknowledge that it is desirable (i) that the Offeror acquires all Ordinary Shares (excluding the Treasury Shares) and all 7% Preferred Shares and (ii) that the Ordinary Shares and the 7% Preferred Shares not being tendered pursuant to the Offer will be acquired pursuant to compulsory buy-out procedures in accordance with Article 2:92(a) DCC, a statutory merger (juridische fusie) between the Company and the Offeror or a group company of the Offeror, or other restructuring, procedures or legal actions in accordance with the laws of The Netherlands. Any such contemplated action will be structured and implemented in the most legally and tax-efficient manner, taking into account relevant circumstances, and described in appropriate detail in the Offer Memorandum. In case the Offeror holds at least 95% of the issued share capital of the Company (excluding the Treasury Shares), the Ordinary Shares and the 7% Preferred Shares not being held by the Offeror shall be acquired by it pursuant to compulsory buy-out procedures in accordance with Article 2:92(a) DCC. In case the Offeror declares the Offer unconditional following a waiver of the minimum acceptance conditions set out in Clauses 7.1.1 and 7.1.2 the Offeror envisages that a statutory merger involving the Company as disappearing entity will take place. The Company acknowledges that it has received, and that the Boards have duly considered, a note explaining how the Offeror envisages that a statutory merger involving the Company as a disappearing entity would be structured, also taking into account the interests of the Company’s minority shareholders. A summary of such note shall be included in the Offer Memorandum. It is envisaged that simultaneously with publication of the Offer Memorandum, the proposed articles of association of the surviving entity in such a statutory merger and/or the entity issuing shares pursuant to such statutory merger, the merger proposal and the explanatory notes thereto will be available for inspection by the Company’s shareholders.

3.	COMPOSITION SUPERVISORY BOARD

3.1	All current members of the Company’s Supervisory Board shall resign as from the Settlement Date. The Company shall use its best efforts to procure that, during the general meeting of the shareholders to be held in accordance with article 9q of the DSSD and/or the annual general meeting of shareholders, any resigning member of the Supervisory Board will be fully released and discharged from any liability as well as from his duties and his responsibility as member of the Supervisory Board, subject to his confirmation that he has no claim against the Company in respect of loss of office or otherwise, other than claims for compensation relating to any unpaid board members’ fees and expenses, all as further specified in the resignation letters referred to in Clause 6.1.5. Should such general meeting of shareholders not give such discharge, the Offeror and the Company shall at as soon as practicable after the Settlement Date convene a new extraordinary general meeting of shareholders, where such discharge shall form part of the agenda and during which the Offeror shall vote the Shares it holds in favour of such discharge.

3.2	From the Settlement Date, the Supervisory Board shall have such number of members as is to be determined by the Offeror. The proposed members of the Supervisory Board as of Settlement Date are to be nominated in accordance with the Company’s articles of association for appointment by the Company’s general meeting of shareholders upon designation by the Offeror. All designations by the Offeror must be submitted by the Offeror to the Company prior to the convocation by the Company of a general meeting of shareholders in accordance with Article 9q DSSD, which convocation is envisaged to occur simultaneously with the publication of the Offer Memorandum. At all times during the period from the Settlement Date until 18 (eighteen) months after the Settlement Date, the Supervisory Board shall have at least two members who are independent of the Sponsors, the Offeror and their respective affiliates as defined in the Dutch Corporate Governance Code (the “Independent Members”), irrespective of whether an Independent Member is also otherwise independent within the meaning of the Dutch Corporate Governance Code. For the avoidance of doubt, at any time during the 18 (eighteen) month period following the Settlement Date, the composition of the Supervisory Board, and the identity of either one or both of the two Independent Members may change, provided that any Independent Member shall be independent of the Sponsors, the Offeror and their respective affiliates as defined in the Dutch Corporate Governance Code.

3.3	New Supervisory Board regulations, which shall take effect as of the Settlement Date, shall be put in place by the newly appointed Supervisory Board to ensure that, among other things, the investment contemplated hereby will qualify as a “venture capital investment", for each investment fund affiliated with the Offeror that must qualify as a “venture capital operating company” (as defined in the plan assets regulations promulgated by the U.S. Department of Labour under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)). Prior to the Settlement Date, the Executive Board on behalf of the Company will provide to the Offeror a written acknowledgement of the adoption of the new Supervisory Board regulations subject to Settlement occurring and subject to confirmation of the new Supervisory Board regulations by the new Supervisory Board as at the Settlement Date.

3.4	The Company shall use its best efforts to procure that during the general meeting of shareholders referred to in Clause 3.1 above, the members of the Executive Board shall be discharged for their activities in 2005 and in 2006 until the date of such meeting. Clause 3.1, last sentence, shall apply mutatis mutandis.

4.	BUSINESS STRATEGY AND FUTURE GOVERNANCE

4.1	The Offeror and the Company acknowledge and agree that after the Settlement Date the Group may be burdened with an additional amount of interest bearing debt. The Offeror believes that the intended capital and debt structure for the Company or its successors is adequate for the business strategy as referred to in Clause 4.2 and can be supported by the business of the Group.

4.2	Without prejudice to Clause 4.4, the Offeror confirms that it supports the current business strategy of the Group described in the Group’s Strategic Business Plan, attached as Schedule 4.2.

4.3	Without prejudice to Clause 4.4, for a minimum period of 18 (eighteen) months following the Settlement Date, the Offeror undertakes to keep the business of the Company and/or its Group materially intact and not to consummate any sale or transfer of all or a majority of the marketing information or media measurement divisions of the Group; provided that this Clause 4.3 shall not prevent transfers of such divisions within the Group or the Offeror Group.

4.4	To enable the Offeror and the Company at all times to pursue the best interests of the Company as determined by the Offeror, Clauses 4.2 and 4.3 shall cease to apply if and when (i) facts or circumstances have resulted in or, in the reasonable determination of the Supervisory Board, could result in, a breach of material covenants or a default under any contract as a result of which substantial payment obligations may be accelerated, or (ii) in the reasonable opinion of the Supervisory Board, this is needed or appropriate either to prevent or reduce a material adverse effect for the Group or the Offeror Group.

4.5	For a period of 18 (eighteen) months after the Settlement Date, the Offeror confirms that it will respect and adhere to:

(i)	the large company rules which are of mandatory application to VNU B.V., a subsidiary of the Company (verplicht structuurregime);

(ii)	the employee co-determination regulations (medezeggenschap) as contained in:

(1)	the agreement for the establishment of the VNU European Works Council and the Rules of Procedure between the Management Board of VNU N.V. and the Special Negotiation Body, dated 7 May 2003;

(2)	the agreement between VNU B.V. and Central Works Council of VNU B.V., dated 9 December 2002; and

(3)	the ACNielsen European Agreement between VNU & ACNielsen Europe management representatives and VNU European works council President & ACNielsen Europe employee representatives, dated 17 April 2003;

(iii)	the following social plans and collective labour agreements:

(1)	Headlines Social Plan VNU, dated 2004 (Hoofdlijnen Sociaal Plan);

(2)	Principe-akkoord CAO voor Vaktijdschriftjournalisten 1 januari 2005 t/m 31 december 2006, dated 21 December 2005 (agreement on principle regarding collective labour agreement for journalists for specialist journals);

(3)	Principe-akkoord CAO voor publiekstijdschriftjournalisten 2005-2006, CAO voor opinieweekbladjournalisten 2005-2006 (agreement on principle regarding collective labour agreement for journalists for public magazines; agreement on principle regarding collective labour agreement for journalists for weekly newsmagazines); and

(4)	Principe-akkoord CAO voor het boeken- en tijdschriftuitgeverijbedrijf 1 januari t/m 31 december 2006, dated 23 September 2005 (agreement on principle regarding collective labour agreement for publishers of books and magazines).

4.6	For a period of 18 (eighteen) months after the Settlement Date, if a direct or indirect change of control of the Company or any of its successors, as the case may be, or a sale of all or substantially all of the Group’s activities occurs (a “Successor Transaction”), it shall be a condition to any such change of control or such sale, that the transferee or successor in such Successor Transaction enters into an undertaking to observe and adhere to Clauses 4 and 9.3.4 of this Merger Protocol for the remainder of the period set forth in the relevant Clause. The same condition shall apply mutatis mutandis to any consecutive Successor Transaction of such transferee or successor.

5.	RECOMMENDATION AND SUPPORT

The Company confirms that the Boards have resolved to:

(a)	unanimously support the Offer for the Ordinary Shares at the Ordinary Share Consideration and the Offer for the Preferred Shares at the Preferred Share Consideration; (ii) unanimously recommend it for acceptance by the shareholders of the Company; and (iii) take all necessary corporate action to that effect; and

(b)	include their unanimous recommendations in the Offer Memorandum,

unless this Merger Protocol is terminated in accordance with Clause 14. The resolutions of the Boards are set forth in Schedule 5.

6.	PRE-OFFER CONDITIONS

6.1	Subject to compliance with the Merger Rules, the Offeror shall make the Offer (het bod uitbrengen) on a date (the “Commencement Date”) as soon as practicable, but in any event no later than the fifth Business Day after the satisfaction or waiver by the Offeror and/or the Company, as the case may be, of the following conditions precedent (the “Pre-Offer Conditions”):

6.1.1	the Company having complied with the course of conduct obligations set out in Schedule 9.1 and having otherwise also not breached this Merger Protocol (including without limitation a breach of the obligations pursuant to Clause 9.10 or any warranties set out in Clause 9.8 not being true and accurate as per the date of this Merger Protocol), to the extent that such breach has or could reasonably be expected to have material adverse repercussions on the Offeror or the Offer, and, if such breach has occurred, has not been remedied by the Company within 2 (two) weeks (or such longer period as requested by the Offeror) after receipt of a written notice by the Offeror, provided (i) that the Company shall not be entitled to such remedy period if the breach is not capable of being remedied and (ii) that the remedy period for the Company shall be only 1 (one) week (or such longer period as requested by the Offeror) if and after the Offeror has given the Company written notice that all other Pre-Offer Conditions have been fulfilled;

6.1.2	the Offeror not having breached this Merger Protocol (including without limitation the warranties set out in Clause 9.9 not being true and accurate as per the date of this Merger Protocol), to the extent that such breach has or could reasonably be expected to have material adverse repercussions on the Offer (other than Clause 9.3.1 which shall be performed in all material respects), and, if any such breach has occurred, has not been remedied by the Offeror within 2 (two) weeks (or such longer period as requested by the Company) after receipt of a written notice by the Company, provided (i) that the Offeror shall not be entitled to such remedy period if the breach is not capable of being remedied and (ii) that the remedy period for the Offeror shall be only 1 (one) week (or such longer period as requested by the Company) if and after the Company has given the Offeror written notice that all other Pre-Offer Conditions have been fulfilled;

6.1.3	no public announcement, or written notification pursuant whereto the Offeror has a right to terminate this Merger Protocol pursuant to Clause 11.2, has been made, announcing for the first time that a third party is preparing or announcing a bona fide public offer which the Supervisory Board has concluded in accordance with Clauses 10 and 11 constitutes a Competing Offer and no third party has obtained the right to acquire from the Company or subscribe for from the Company, or has agreed to acquire from the Company or subscribe for from the Company, shares or depositary receipts of shares in the capital of the Company, other than pursuant to the exercise of employee options or other equity awards granted prior to the date hereof or in accordance with Clause 9.1;

6.1.4	following the Announcement, no order, stay, judgement or decree having been issued by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Offer, any of which restrains, prohibits or delays or is reasonable likely to restrain, prohibit or delay consummation of the Offer in any material respect;

6.1.5	the Offeror and the Company having received signed copies of resignation letters from all members of the Supervisory Board in accordance with Clause 3.1 in the form as attached hereto as Schedule 6.1.5;

6.1.6	the Boards having provided the Offeror with their recommendation of the Offer as set out in Clause 5(a) above, which shall be signed by all members of the Boards;

6.1.7	there shall have been no matter or information (including, without limitation, any matter or information related to choice or judgement in the application of any applicable accounting principle) in the 2005 Financial Statements (as defined below) or the 2005 Workpapers (as defined below) that either:

(a)	is inconsistent, in any meaningful respect, with the information identified in Schedule 6.1.7 (the “Prior Financial Information”); or

(b)	could reasonably be expected to, in the reasonable judgment of a group of private equity investors contemplating a public offer for the Shares,

adversely affect the quantity or quality of any of the revenues, income, expenses, cash flows, assets or liabilities (contingent or actual) of the Company, in any meaningful respect, as compared to the Prior Financial Information;

6.1.8	since the date hereof, there shall not have occurred or become known to the Offeror any effect, event, occurrence, circumstance or change that has had or could reasonably be expected to have a Material Adverse Effect;

6.1.9	the Offeror and the Company having finalised the contents of the Offer Memorandum, which Offer Memorandum shall comply with current market practice, the Merger Rules and this Merger Protocol (and shall include the fairness opinions in the form attached in Schedule M and Schedule N);

6.1.10	the AFM having declared that it has no further comments with respect to the final draft of the Offer Memorandum;

6.1.11	the Parties not having received a notification from the AFM pursuant to Article 32a DSSD that the preparations of the Offer are in breach of Chapter IIA of the DSSA, in which case, pursuant to those rules, securities institutions (effecteninstellingen) would not be permitted to co-operate with the execution and completion of the Offer;

6.1.12	trading in the Ordinary Shares on Eurolist by Euronext has not been permanently suspended as a result of a listing measure (noteringsmaatregel) taken by Euronext in accordance with Clause 2706/1 of Euronext Rulebook II;

6.1.13	the Offeror and the Company having received copies of bring down statements from all members of the senior management team, identified in Schedule 6.1.13A (such members set forth in Schedule 6.1.13A being the “Senior Management Team”), of the Company in the form as attached hereto as Schedule 6.1.13B, stating that, to the best of their knowledge, the Company has prior to the date of this Merger Protocol provided to the Offeror all material information with respect to the business, financial position or results of operations of the Group, taken as a whole, that could reasonably be expected to be material to a group of private equity investors contemplating a public offer for the Shares;

6.1.14	the Stichting, subject only to the Offer becoming unconditional, having irrevocably and otherwise unconditionally renounced its rights under any option agreement(s) or any other similar arrangement with the Company in this respect and not having exercised its options;

6.1.15	this Merger Protocol not having been terminated pursuant to Clause 14;

6.1.16	the relevant court having dismissed with prejudice the litigation brought by Information Resources, Inc. against the Company; and

6.1.17	the Company shall not have a class of securities registered under the Exchange Act (and shall not be in material breach of its undertaking set forth in Clause 9.2.8).

6.2	The Company undertakes to:

6.2.1	deliver to the Offeror a copy of its audited consolidated statements of income and cash flows for the 2004 and 2005 fiscal years and audited consolidated balance sheets as of December 31, 2004 and December 31, 2005, together with accompanying notes, in each case prepared in accordance with IFRS, and a signed unqualified audit opinion with respect thereto (the “2005 Financial Statements”) and use commercially reasonable efforts to present (i) the consolidated statement of changes in equity and (ii) the VNU N.V. company accounts (the “Company Accounts”; vennootschappelijke jaarrekening) , including the statement of changes in equity, within the 2005 Financial Statements in a manner that will result in the maximum determination of distributable reserves as of 31 December 2005. Such efforts may require changes in the format and presentation of the details of the shareholders’ equity accounts and retention of certain of the Dutch GAAP accounting principles used in prior years in the Company Accounts, but will permit the Company to prepare the consolidated financial statements in a manner consistent with IFRS principles and reporting requirements;

6.2.2	cause to be provided full access to the Offeror’s advisor, Deloitte & Touche LLP (“D&T”), for at least 7 (seven) calendar days, as set forth in Clause 6.3, to a complete set of the audit workpapers related to such 2005 Financial Statements as referred to in Schedule 6.2.2 (the “2005 Workpapers”) and full access to the Ernst & Young LLP accounting team, and shall otherwise fully collaborate with review by D&T of the 2005 Workpapers, including making promptly available Company management and documentation reasonably requested by D&T; and

6.2.3	promptly provide the Offeror with the interim financial information specified in Schedule 6.2.3.

6.3

The Pre-Offer Condition in Clause 6.1.7 (financials) will have been deemed waived by the Offeror at 5 p.m. (New York City time) on the day that is the later of: (i) the 7th (seventh) calendar day after the 2005 Financial Statements were delivered to the Offeror; and (ii) the last day of the 7 (seven) calendar day period specified in Clause 6.2.2 above, unless prior to such time, the Offeror shall have given written notice to the Company that the condition in Clause 6.1.7 is not satisfied for a reason specified in Clause 6.1.7(a) or 6.1.7(b) above. For purposes of this Clause 6.3, the 7 (seven) calendar day period referred to in Clause 6.2.2 shall commence on the day that all of the 2005 Workpapers identified as Commencement Workpapers on Schedule 6.2.2 are made available to D&T and, if the Offeror provides written notice during such 7 (seven) day period stating that it requires access to additional 2005 Workpapers identified under Additional Workpapers on Schedule 6.2.2 or other material workpapers related to the 2005 Financial Statements and specifying such workpapers, the 7 (seven) calendar day period shall be tolled from the receipt of such notice until, and shall recommence upon, access to such requested workpapers being provided to D&T as set forth on Schedule 6.2.2.

6.4	Without prejudice to any liability of the members of the Senior Management Team pursuant to law generally, the statements referred to in Clause 6.1.13 are not intended, and shall not operate, to result in any liability of any members of the Senior Management Team, liability of any members of the Boards, the liability of any members of the Group or any of the Group’s respective employees, agents or advisers (the “Covered Persons”), save that an individual member of the Senior Management Team may be liable for any material misstatements in the statements referred to in Clause 6.1.13 where such individual member of the Senior Management Team is finally determined by a competent court to have been serious culpable negligent (schuldig aan ernstig verwijtbaar handelen). This Clause 6.4 shall be construed as an irrevocable third party stipulation for nil consideration (onherroepelijk derdenbeding om niet), as referred to in Clause 6:258 of the Dutch Civil Code, for the benefit of the Covered Persons.

6.5	The Pre-Offer Conditions in Clause 6.1.1 (course of conduct obligations) up to and including Clause 6.1.5 (resignation letters), and excluding Clause 6.1.2 (no breach by the Offeror), the Pre-Offer Conditions in Clause 6.1.6 (recommendation) up to and including Clause 6.1.8 (no Material Adverse Effect) and the Pre-Offer Conditions in Clauses 6.1.13 (bring down statements) up to and including Clause 6.1.17 (Exchange Act) are for the benefit of the Offeror and may be waived by the Offeror (either in whole or in part) at any time by written notice to the Company. The Pre-Offer Conditions in Clause 6.1.4 (no judgement), Clause 6.1.9 (Offer Memorandum), Clause 6.1.10 (no comments AFM), Clause 6.1.11(no breach of DSSA) and Clause 6.1.12 (trading not suspended) are for the benefit of both the Offeror and the Company, and may be waived by the Company together with the Offeror (either in whole or in part) by written notice, provided, however, that a Party may only waive the fulfilment of the Pre-Offer Conditions in Clause 6.1.11 (no breach of DSSA) and Clause 6.1.12 (trading not suspended) if the non-fulfilment of these conditions is not caused by such Party and provided further that the Party causing non-fulfilment of these conditions is not entitled to invoke it. The Pre-Offer Condition in Clause 6.1.2 (no breach by the Offeror) is for the benefit of the Company and may be waived by the Company (either in whole or in part) by written notice to the Offeror.

6.6

Each of the Parties undertakes to use its best efforts to procure the fulfilment of the Pre-Offer Conditions as soon as reasonably practicable. Without prejudice to the generality of the foregoing, each of the Parties will make all applications and notifications required by the Pre-Offer Conditions and will use its best efforts to procure that all such information as is requested by the relevant authorities in connection with such applications and notifications is provided as promptly as reasonably practicable. Within two (2) Business Days after fulfilment or waiver of each of the Pre-Offer Conditions as referred to in Clause 6.1.5 (resignation letters), Clause 6.1.6 (recommendation), 6.1.7 (financials), 6.1.9 (Offer Memorandum), 6.1.10 (AFM approval), 6.1.13 (bring down statements), 6.1.14 (termination option agreement Stichting), 6.1.16 (IRI) and 6.1.17 (Exchange Act), the Offeror shall submit an irrevocable notification in writing to the Company stating whether the Pre-Offer Conditions as referred to in Clause 6.1.1 (course of conduct obligations) up to and including Clause 6.1.15 (no termination), excluding

Clause 6.1.2 (no breach by Offeror), are fully satisfied or waived in accordance with Clauses 6.3 and 6.5 and, if that is the case, then the Offeror shall proceed with the Offer as envisaged in Clause 6.1.

7.	OFFER CONDITIONS

7.1	Notwithstanding any other provisions of the Offer, the obligation of the Offeror to declare the Offer unconditional (gestand te doen) shall be subject to the following conditions precedent (the “Offer Conditions”) being satisfied or waived, as the case may be, prior to 8 August 2006 (the “Termination Date”):

7.1.1	such number of Ordinary Shares are tendered for acceptance that these, together with the Ordinary Shares directly or indirectly held by the Offeror Group or the Sponsors at the Closing Date or the Postponed Closing Date and Ordinary Shares which are the subject of Purchase Agreements in effect at the Closing Date or the Postponed Closing Date, as the case may be (and excluding the Treasury Shares held by the Company at the Closing Date or the Postponed Closing Date, as the case may be) (together, the “Controlled Ordinary Shares”), represent at least 95% of the Company’s issued ordinary share capital (geplaatst gewoon aandelenkapitaal) as at the Closing Date or the Postponed Closing Date as the case may be (excluding the Treasury Shares held by the Company as at the Closing Date or the Postponed Closing Date as the case may be);

7.1.2	such number of 7% Preferred Shares are tendered for acceptance that these, together with the 7% Preferred Shares directly or indirectly held by the Offeror Group or the Sponsors at the Closing Date or the Postponed Closing Date as the case may be, and 7% Preferred Shares which are the subject of Purchase Agreements in effect at the Closing Date or the Postponed Closing Date, as the case may be (together, the “Controlled 7% Preferred Shares”), represent at least 95% of the Company’s issued 7% preference share capital (geplaatst 7% preferent aandelenkapitaal) as at the Closing Date or the Postponed Closing Date, as the case may be;

7.1.3	the Boards not having withdrawn or changed their recommendation of the Offer as included in the Offer Memorandum;

7.1.4	no effect, event, occurrence, circumstance or change that, has had or could reasonably be expected to have a Material Adverse Effect has occurred or become known to the Offeror after the Commencement Date and prior to or on the Closing Date or the Postponed Closing Date, as the case may be;

7.1.5

no public announcement, or written notification pursuant whereto the Offeror has a right to terminate this Merger Protocol pursuant to Clause 11.2, has been made, announcing for the first time that a third party is preparing or announcing a bona fide public offer which the Supervisory Board has concluded in accordance with Clauses 10 and 11 constitutes a Competing Offer and no third party has obtained the right to acquire from the Company or subscribe for from the Company, or has agreed to acquire from the Company or subscribe for from the Company, shares or depositary receipts of shares in the capital of the Company, other than pursuant to the exercise of employee options or other equity awards granted prior to the date hereof or in accordance with Clause 9.1;

7.1.6	no order, stay, judgement or decree is issued by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Offer, any of which restrains, prohibits or delays or is reasonable likely to restrain, prohibit or delay consummation of the Offer in any material respect;

7.1.7	the Company has not breached Clauses 1.1, 3.1, 8, 9, 10, 11 and 12 of this Merger Protocol, to the extent that such breach has or could reasonably be expected to have material adverse repercussions on the Offeror or the Offer and, if such breach has occurred, has not been remedied by the Company within 2 (two) weeks (or such longer period as requested by the Offeror) after receipt of a written notice by the Offeror, provided that the Company shall not be entitled to such remedy period (i) if such breach is not capable of being remedied or (ii) when the Offeror has given the Company written notice that all other Offer Conditions have been fulfilled;

7.1.8	the Offeror has not breached this Merger Protocol (including without limitation the warranties set out in Clause 9.9 not being true and accurate as per the date of this Merger Protocol), to the extent that such breach has or could reasonably be expected to have material adverse repercussions on the Offer (other than Clause 9.3.1 which shall be performed in all material respects) and, if such breach has occurred, has not been remedied by the Offeror within 2 (two) weeks (or such longer period as requested by the Company) after receipt of a written notice by the Company, provided that the Offeror shall not be entitled to such remedy period (i) if such breach is not capable of being remedied or (ii) when the Company has given the Offeror written notice that all other Offer Conditions have been fulfilled;

7.1.9	the occurrence of one of the following events prior to the Closing Date, or the Postponed Closing Date, as the case may be:

(a)	competition authorities (the “Competition Authorities”) for the jurisdictions listed in Schedule 7.1.9 allowing any required waiting period to lapse or issuing the necessary decision, authorisation, approval in respect of the Offer and if that decision, authorisation, approval is given subject to conditions or obligations, then those conditions and obligations being satisfactory to the Offeror, acting reasonably, provided that the Offeror shall be obliged to accept any condition or obligation which is not material. For the purposes of this Clause 7.1.9, a condition or obligation shall only be deemed to be material if it could reasonably be expected to have a Material Adverse Effect on the Company or if it requires any Sponsor or any company controlled by a Sponsor to dispose of a material business or agree to other material undertakings; or

(b)	the expiry, lapsing or termination of all applicable waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of the jurisdictions set forth in Schedule 7.1.9.

7.1.10	the Stichting, subject only to the Offer becoming unconditional, having irrevocably and otherwise unconditionally renounced its rights under any option agreement(s) or any other similar arrangement with the Company in this respect;

7.1.11	since the Commencement Date, the Company has not committed itself in any way to the payment of any dividend or other distribution (other than the Preferred Dividends), whether or not in the form of shares, nor has the Company paid out any dividend, capital repayment or any other distribution (other than the Preferred Dividends), whether or not in the form of shares;

7.1.12	no notification has been received from the AFM that the Offer has been made in conflict with any of the stipulations of Chapter IIa of the DSSA, within the meaning of Article 32(a) DSSD;

7.1.13	trading in the Shares on Eurolist by Euronext has not been permanently suspended as a result of a listing measure (noteringsmaatregel) taken by Euronext in accordance with Article 2706/1 of Euronext Rulebook II;

7.1.14	this Merger Protocol not having been terminated pursuant to Clause 14;

7.1.15	the holders of at least 95% of the Preferred B Shares having tendered the sale and purchase of their respective Preferred B Shares to the Offeror as per the Settlement Date (as defined below), subject to the Offer being unconditional (gestanddoening) and on terms substantially consistent with Clause 9.3.9; and

7.1.16	the Company shall not have a class of securities registered under the Exchange Act (and shall not be in breach of its undertaking set forth in Clause 9.2.8).

7.2

The Parties further agree that, in the event that the Offer Conditions in Clauses 7.1.1, 7.1.2, 7.1.6, 7.1.9, 7.1.12 or 7.1.13 are not satisfied or waived on or prior to the Closing Date or the then-current Postponed Closing Date, as the case may be, the Offeror shall, unless this Merger Protocol is terminated in accordance with Clause 14, extend the acceptance period of the Offer with a period to be determined by the Offeror, but that shall be no less than two weeks, and establish a new Postponed Closing Date, provided that in case any of the Offer Conditions in Clause 7.1.1 or Clause 7.1.2 are not satisfied or waived the obligation for the Offeror to so extend the acceptance period shall only apply in the event that, respectively: (i) the number of tendered Ordinary Shares together with the Controlled Ordinary Shares represent less than 95% (ninety-five per cent.) but more than 70% (seventy per cent.) of the Company’s issued ordinary share capital (geplaatst gewoon aandelenkapitaal) at the Closing Date (excluding the Treasury Shares held by the Company at the Closing Date); or (ii) the number of tendered 7% Preferred Shares together with the Controlled 7% Preferred Shares represent less than 95% (ninety-five per cent.) but more than 70% (seventy per cent.) of the Company’s issued 7% Preferred Share capital (geplaatst 7% preferente aandelenkapitaal) and furthermore provided that: (a) in case such extension is deemed illegal by a court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority the Offeror shall not be under an obligation to extend the Offer; and (b) in case AFM has issued a notification to the effect that the Offer conflicts with any of the stipulations of Chapter IIa of the DSSA, within the meaning of Article 32(a) DSSD, the Offeror shall only be required to extend the Offer in accordance with the foregoing if such is permitted by AFM.

7.3	Clause 7.2 is without prejudice to the Offeror’s discretionary right to extend the acceptance period, consistent with market practice, for one or more periods in case one or more Offer Conditions are not fulfilled.

7.4	Upon each expiry of an extension of the acceptance period, the Offeror is only under an obligation to declare the Offer unconditional (gestand doen) provided that on the Postponed Closing Date all Offer Conditions for the benefit of the Offeror have been satisfied or are duly waived by the Offeror at that time.

7.5	The Offer Conditions in Clause 7.1.1 (acceptance thresholds ordinary shares) up to and including Clause 7.1.11 (no dividends), excluding 7.1.8 (no breach by the Offeror), and in Clauses 7.1.14 (no termination) up to and including 7.1.16 (Exchange Act) are for the benefit of the Offeror and may be waived by the Offeror (either in whole or in part) at and any time by written notice to the Company; provided that the Offer Conditions in Clauses 7.1.1 and 7.1.2 may only be waived by the Offeror together with the Company if the number of Ordinary Shares tendered for acceptance, together with the Ordinary Shares directly or indirectly held by the Offeror at the Closing Date or the Postponed Closing Date (excluding the Treasury Shares held by the Company), represent less than 60% of the total of the Company’s issued ordinary share capital (geplaatst gewoon aandelenkapitaal) as at the Closing Date or the Postponed Closing Date, as the case may be (excluding the Treasury Shares held by the Company). The Offer Condition in Clause 7.1.8 (no breach by the Offeror) is for the benefit of the Company and may be waived by the Company (either in whole or in part) by written notice to the Offeror. The Offer Conditions in Clause 7.1.12 (no breach of DSSA) and Clause 7.1.13 (trading not suspended) are for the benefit of both the Company and the Offeror and may be waived by the Company together with the Offeror (either in whole or in part) by written notice, provided however that a Party may only waive the fulfilment of such Offer Condition if the non-fulfilment of such a condition is not caused by such Party and furthermore provided that the Party causing non-fulfilment of this condition is not entitled to invoke it. The Parties will notify each other forthwith of any events, circumstances, changes or effects that may cause them to invoke any of the conditions set forth in Clause 7.1 of this Merger Protocol.

8.	ANTI-TRUST

8.1	The Offeror shall:

8.1.1

as soon as is practicable, and in any event shall use its best efforts to do so not later than 15 (fifteen) Business Days after the date of this Merger Protocol, prepare and file with the Competition Authorities the required notices and applications necessary to obtain the necessary waiting period expiration or decision, authorisation or approval, provided, however, that the Company shall fully and promptly cooperate with the Offeror and its advisers in the preparation of such notices and applications and shall have the right to approve the same;

8.1.2	file required merger notifications with the Competition Authorities under any applicable legislation or regulation of the jurisdictions set forth in Schedule 8.1.2;

8.1.3	keep the Company informed on a continuing basis about all further correspondence with the Competition Authorities;

8.1.4	send each material letter and other document in draft form to the Company and submit those to the Competition Authorities only after having obtained the prior approval of the Company, provided the Company responds within a deadline that is reasonable under the circumstances and does not unreasonably withhold its approval; and

8.1.5	give (representatives of) the Company the opportunity to attend any meeting and/or negotiation with (representatives of) the Competition Authorities,

in each case subject to appropriate confidentiality arrangements.

8.2	If and to the extent that the obtaining of a decision from the Competition Authorities is prejudiced as a result of any (intended) acquisition by a member of the Offeror Group or any companies controlled by a Sponsor in the period between this Merger Protocol and the Closing Date, or as the case may be, the Postponed Closing Date, or any (intended) change in the existing business of any member of the Offeror Group or any companies controlled by a Sponsor, in the period between this Merger Protocol and the Closing Date, or, as the case may be, the Postponed Closing Date, the Offeror shall, and shall procure that the Offeror Group or any companies controlled by a Sponsor shall, take any and all actions and shall comply with any and all conditions and obligations imposed by the Competition Authorities solely in respect of such (intended) acquisition or (intended) change and required to obtain a positive decision by the Competition Authorities regarding the transactions contemplated by this Merger Protocol.

8.3	The parties shall fully cooperate in preparing and making any filing required to be made to the applicable Competition Authorities set forth on Schedule 8.1.2. The Company shall take any and all provisional measures and actions required in the jurisdictions referred to in Schedule 8.1.2 reasonably requested by the Offeror in order to enable closing of the transactions contemplated by this Merger Protocol, if such would be possible prior to obtaining specific antitrust clearances; provided that all such actions shall be conditioned on the occurrence of the Settlement Date.

9.	UNDERTAKINGS AND INTERIM PERIOD

Conduct of Business

9.1

As of the date of this Merger Protocol until the earliest of (i) the Settlement Date or (ii) the date on which this Merger Protocol is terminated in accordance with Clause 14 (the “Interim Period”), the Company shall conduct its and the Group’s business and operations in the ordinary course of business. Furthermore, during this Interim Period, without the prior written consent of the Offeror, the Company shall refrain from taking any of the actions, and it shall procure that its Group companies shall refrain from taking any of the actions, set out in Schedule 9.1.

9.2	The Company undertakes to:

9.2.1	convene a shareholders’ meeting to provide the shareholders of the Company with the necessary information concerning the Offer at least 8 (eight) days before the Closing Date in accordance with Article 9q of the DSSD; moreover, at such meeting the shareholders shall be requested to vote:

(a)	for the amendment of the Articles of Association as envisaged in Schedule 9.2.1, which amendment shall be subject to and come into effect on Settlement;

(b)	for the appointment of those persons set out in Clause 3.2 above, it being understood that, prior to this vote, the Company shall explain to the shareholders the extent to which any of the Independent Members nominated for appointment are not independent as defined in the Dutch Corporate Governance Code (as currently applied by the Company); and

(c)	Should the extraordinary general meeting of shareholders held in accordance with Article 9q DSSD not vote in favour of the appointment of the Offeror’s nominees such that the Offeror’s nominees are appointed as members of the Supervisory Board with effect as of the Settlement Date, then the Company will immediately after the meeting convene an extraordinary general meeting that shall be held on the earliest date following the Settlement Date on which the Offeror can attend the meeting and vote any Shares acquired by the Offeror on the Settlement Date, taking into account the customary record date of not more than ultimately seven days prior to a general meeting of shareholders. In such case, the Parties to this Merger Protocol agree that during the period between the Settlement Date and the date the appointment of the Offeror’s nominees as members of the Supervisory Board becomes effective, the resignation of the current members of the Supervisory Board will not become effective until the date the appointment of the Offeror’s nominees as members of the Board becomes effective. In this period, in order to protect the position of the Offeror as majority shareholder of the Company, the members of the Supervisory Board will take into account any instructions received from the Offeror, save where such would not be permitted by Dutch law. The agenda for a second extraordinary general meeting of shareholders as contemplated by this Clause shall, to the extent deemed necessary by the Offeror, also include a proposed resolution to approve amendments to the articles of association as proposed by the Offeror.

9.2.2	take all reasonable actions, as specifically requested by the Offeror and as are reasonably within its powers, that are necessary and appropriate to effectuate the aforementioned appointment of new Supervisory Board members and amendment of the Articles of Association;

9.2.3	at the cost and expense of the Offeror, allow the Offeror and its advisers full access to the Group’s directors, employees, premises, documents and advisers and furnish the Offeror and its advisers, as soon as such is available, with regular updates on financial results and developments material to the Company or members of the Group as referred to in Schedule 9.2.3 and all such other information and documentation as may reasonably be required in connection with (i) the preparation of the Offer in order to achieve, as far as possible, a true and complete insight in the Offer; (ii) any syndication of debt interests in the group of the Offeror, including preparation of an information memorandum, management representation at road shows or any other assistance reasonably requested in connection therewith; and (iii) any offering of bonds or in connection with other indebtedness to be incurred following the Offer, including preparation of an offering memorandum or information memorandum in connection therewith and procuring comfort letters from the Company’s auditors and access to audit working papers in connection with any offering of bonds;

9.2.4	refrain from acquiring, or agreeing to acquire, any additional Shares;

9.2.5	use commercially reasonable efforts to prepare and provide to the Offeror as soon as reasonably practicable a copy of (i) the Company’s audited consolidated statements of income, cash flows, and changes in stockholders’ equity for the 2003, 2004 and 2005 fiscal years and audited consolidated balance sheets as of December 31, 2004 and December 31, 2005, together with accompanying notes, in each case prepared in accordance with US GAAP and compliant with Regulation S-X under the Exchange Act (except that the reporting currency may be the Euro), and a signed unqualified audit opinion and (ii) a consolidated balance sheet as of March 31, 2006 and the related statements of income, cash flows, and changes in stockholders’ equity for the three month-period then ended, together with the corresponding three-month prior period, prepared on the same Regulation S-X compliant basis;

9.2.6	consult with the Offeror as to timing, manner and content of any and all material communications with employee representative bodies or employees generally with respect to the Offer and to provide the Offeror with draft copies of such communications to employee representative bodies or employees generally with respect to the Offer so as to enable the Offeror and its advisers to comment on, and meaningfully participate in the preparation of, such communications;

9.2.7	complete prior to the Closing Date the unwinding of the partial ownership of VNU Inc. by Nauru CV, such that VNU International B.V. has become the sole shareholder of VNU, Inc; and

9.2.8	from the date hereof through the Settlement Date, comply with the Exchange Act (including without limitation, if required by the Exchange Act and the rules and regulations promulgated thereunder, prepare and file a registration statement to register the Ordinary Shares thereunder), and provide the Offeror with information reasonably sufficient to demonstrate that the Company is in compliance with the Exchange Act.

9.3	The Offeror undertakes to:

9.3.1	use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitments (provided that the Sponsors and the Offeror may replace the Debt Financing or amend the Debt Financing Commitments as the Sponsors or the Offeror determine in their reasonable discretion is necessary or appropriate to consummate the Offer and provided, further, that such replacement or amendment of the Debt Financing or amendment of the Debt Financing Commitments shall not materially increase the aggregate amount of debt for the Offer or materially increase the conditionality of the Debt Financing;

9.3.2	provided that the Company shall have complied with Clauses 10 and 11, to refrain from acquiring, or agreeing to acquire, any shares in the capital of the Company, except that, so long as no Change of Control Offer that is reasonably likely to constitute a Competing Offer has been publicly announced or communicated to the Company, the Offeror shall be entitled to acquire any shares in the capital of the Company;

9.3.3	provided that the Company shall have complied with Clauses 10, 11 and 14, not dispose, sell or transfer any shares in the capital of the Company held by the Offeror from time to time (the “Offeror Shares”) except: (i) in stock market transactions; or (ii) to a party the Offeror has reason to believe holds (or would hold after the sale or transfer to such party), together with related parties acting in concert with such party, 1% or less of the total issued share capital of the Company (the “Permitted Disposals”); provided that in case a third party announces a Competing Offer that is recommended by the Supervisory Board, the Offeror shall offer any Offeror Shares to such third party for sale against immediate delivery and payment of the offer price reflected in such Competing Offer and without any other conditions, whereby the relevant third party shall be entitled to accept the offer within 10 Business Days after the announcement, failing which the Offeror may withdraw its offer; and furthermore provided that the Offeror shall tender any Shares it holds at the closing date of the acceptance period of such Competing Offer, without prejudice to its ability to engage in Permitted Disposals at any time.

9.3.4	comply with the covenants set forth on Schedule 9.3.4;

9.3.5

procure that the Company shall be permitted to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from the Settlement Date with respect to directors’, officers’ and fiduciaries’ liability insurance in amounts and scopes at least as favourable as the Company’s existing policies for claims arising from facts or events that occurred on or prior to the

Settlement Date (“Tail D&O Insurance”), and if the Company obtains such Tail D&O Insurance, the Offeror undertakes to take no action to revoke, rescind or otherwise challenge such policies or coverage thereunder. If the Company does not obtain such Tail D&O Insurance prior to the Settlement Date, the Offeror shall, as soon as practicable after the Settlement Date, either (i) procure and fully pay for retroactive to the Settlement Date Tail D&O Insurance policies with a claims period of at least six years from the Settlement Date or (ii) maintain in effect for six years from the Settlement Date the current directors’, officers’ and fiduciaries’ liability insurance policies maintained by the Company (provided that the Offeror may substitute therefor policies of at least the same coverage containing terms and conditions that are not less favourable) with respect to matters occurring prior to the Settlement Date; provided, however, that in no event shall the Offeror be required to expend pursuant to this Clause 9.3.4 more than an amount in the aggregate equal to 300% of the current annual premiums paid by the Company for such insurance; provided, further, that the Offeror shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount;

9.3.6	procure that the articles of association or other governing documents of each of the members of the Group shall contain provisions no less favourable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors and officers prior to the Settlement Date than are presently set forth in the articles of association or other governing documents of each of the members of the Group, which provisions shall not be amended, repealed or otherwise modified with retroactive effect until the expiration of the applicable statute of limitations for the claims identified above in any manner that would adversely affect the rights thereunder of any such individual;

9.3.7	procure that each of the directors and officers of the Group who is a beneficiary of Tail D&O Insurance as referred to in Clause 9.3.5 is a direct and irrevocable third party beneficiary of Clause 9.3.5, and each person who is a beneficiary of the indemnification, expenses and exculpation provisions as referred to in Clause 9.3.6 is a direct and irrevocable third party beneficiary of Clause 9.3.6, in each case with the right to enforce such Clauses as fully as if such person were a party hereto;

9.3.8	cooperate with the Company in connection with any action taken by the Company in accordance with Clause 9.2.8 and otherwise use commercially reasonable efforts to cause the Offer Condition set forth in Clause 7.1.16 to be satisfied; and

9.3.9	offer and negotiate, and use commercially reasonable efforts to enter into, sale and purchase agreements with the holders of all of the Preferred B Shares, pursuant to which they would agree to sell their respective Preferred B Shares to the Offeror as per the Settlement Date, subject to the Offer being unconditional (gestanddoening) on terms which are at least as favourable to these holders as the indicative terms discussed between the Company and the Offeror prior to execution of this Merger Protocol.

Consultation and Cooperation

9.4	The Offeror and the Company shall:

9.4.1	consult each other in respect of any relevant matters in pursuance of the Offer, including without limitation on publicity and public relations, subject to the terms and provisions of this Merger Protocol; and

9.4.2	notify each other promptly (and supply copies of all relevant information) of any event or circumstance it may become aware of and which would be likely to have material adverse consequences for the Offer, including a significant impact on the satisfaction of the Pre-Offer Conditions and/or the Offer Conditions, provided that any delay in or absence of such notification by the Offeror shall not prejudice any of the Offeror’s rights under or pursuant to this Merger Protocol and that any non-material delay in or the absence of such notification by the Company shall not prejudice any of the Company’s rights under or pursuant to this Merger Protocol.

9.5	After the date of this Merger Protocol, the Company and the Offeror will have regular consultation meetings in which, inter alia, the Company informs the Offeror upon the financial status and projections of the Company and the Group.

9.6	Three (3) Business Days prior to the expiration of the (initial) tender period, the Parties together with the Executive Board shall have a verification and bring down meeting for the purpose of (i) the Company giving comfort to the Offeror that, to the best knowledge of the members of the Executive Board having made reasonable enquiries, the Offer Conditions in Clause 7.1.4 (no Material Adverse Effect), Clause 7.1.7 (no breach by the Company), Clause 7.1.12 (no breach of DSSA), Clause 7.1.13 (trading not suspended) and Clause 7.1.16 (Exchange Act) have been fulfilled (or not, as applicable) as of that time and (ii) the Offeror giving comfort to the Company that, to the best of the knowledge of the members of the board of directors of the Offeror having made reasonable enquiries, the Offer Conditions in Clause 7.1.8 (no breach by the Offeror) and Clause 7.1.12 (no breach of DSSA) have been fulfilled (or not, as applicable) as of that time. Immediately following this meeting, Offeror shall confirm that it is satisfied with the outcome of the bring down meeting and that it expects the Offer Conditions set out in Clause 7.1.4 (no Material Adverse Effect), Clause 7.1.7 (no breach by the Company), Clause 7.1.8 (no breach by the Offeror), Clause 7.1.12 (no breach of DSSA) and 7.1.13 (trading not suspended) shall be fulfilled on the Closing Date.

9.7	Without prejudice to any liability of the members of the Executive Board mentioned in this Clause 9.7 pursuant to law generally, statements in Clause 9.6 are not intended, and shall not operate, to result in any liability of any members of the Executive Board (or, for the avoidance of doubt, any members of the Supervisory Board, the Company, any member of the Group companies or any of their respective employees, agents or advisors), save that an individual member of the Executive Board may be liable for any material misstatements in the statements referred to in Clause 9.6 where such individual member of the Executive Board is finally determined by a competent court to have been seriously culpably negligent (schuldig aan ernstig verwijtbaar handelen). This Clause 9.7 shall be construed as an irrevocable third party stipulation for nil consideration (onherroepelijk derdenbeding om niet), as referred to in Clause 6:253 of the Dutch Civil Code, for the benefit of the members of the Executive Board.

Warranties

9.8	The Company hereby represents and warrants to the Offeror that, at the date hereof, each of the following statements is true and accurate:

9.8.1	Neither the Company nor any member of the Group is subject to a voluntary or involuntary liquidation, administration order, suspension of payments, attachment of any of its assets or any other insolvency proceeding in any jurisdiction and, to the best knowledge, information and belief of the Company, no facts or circumstances exist which would entitle any person to begin any of those proceedings in any jurisdiction against any material member of the Group;

9.8.2	The Shares as described in recital (C) constitute the Company’s entire issued and outstanding capital and are duly authorised, validly issued and fully paid-up and the Company holds no shares in the share capital of the Company other than the Treasury Shares;

9.8.3	There are no outstanding rights granted by the Company to subscribe for any securities in the Company or any other member of the Group, other than (i) any arrangements(s) with the Stichting; (ii) the Convertible Bonds and (iii) any employee options (including but not limited to options granted to the Executive Board) disclosed to the Offeror;

9.8.4	To the best of the Senior Management Team’s knowledge after having made reasonable inquiries, the Company has provided all material information with respect to the business, financial position or results of operations of the Group, taken as a whole, that could reasonably be expected to be material to a group of private equity investors contemplating a public offer for the Shares;

9.8.5	The fees payable by the Company to its financial advisers in connection with the Offer have been fully disclosed to the Offeror in writing upon the date of this Merger Protocol;

9.8.6	The Company is not, and has not been, required to register any class of securities under the Exchange Act;

9.8.7

The Company has all necessary corporate power and authority to execute and deliver this Merger Protocol, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Merger Protocol by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorised by all necessary action by the Executive Board and the Supervisory Board prior to the execution of this Merger Protocol, will be duly and validly authorised, and no corporate proceedings on the part of the Company are necessary to authorise this Merger Protocol, to perform is obligations hereunder, or to consummate the transactions contemplated hereby. This Merger Protocol has been duly and validly executed and delivered by

Company and, assuming due authorisation, execution and delivery hereof by the Offeror, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of any laws relating to or affecting creditors’ rights generally, general equitable principles and any implied covenant of good faith and fair dealing; and

9.8.8	The Offeror shall not invoke a breach of the warranty in Clause 9.8.4 in order to terminate this Agreement or invoke the non-fulfilment of the Pre-Offer Condition in Clause 6.1.1 (no breach Company) or the Offer Condition in Clause 7.1.7 (no breach Company) or seek damages or any other remedy, except to the extent the failure of the warranty in Clause 9.8.4 to be true and accurate could reasonably be expected to have a material impact on the price that a group of private equity investors contemplating a public offer for the Shares would reasonably be expected to pay.

9.9	The Offeror hereby represents and warrants to the Company that, at the date hereof, each of the following statements is true and accurate:

9.9.1	The Offeror has delivered to the Company at the date of this Merger Protocol guarantees from each of the Sponsors or funds managed by or affiliated therewith (the “Guarantees”) pursuant to which each of those parties has guaranteed a portion of Offeror’s obligations under Clause 14.5 hereof. The Offeror has delivered to the Company at the date of this Merger Protocol true and complete copies of committed term sheets from the Offeror’s debt providers (the “Debt Providers”) as set out therein (the “Debt Financing Commitments”), pursuant to which the financing parties thereto have agreed to lend the amounts set forth therein, subject to the terms and conditions set forth therein (the “Debt Financing”) so that at the Closing Date or Postponed Closing Date, as the case may be, upon funding taking place pursuant to the Debt Financing Commitments, and after the receipt by the Offeror of the further equity investments in the Offeror that the Offeror has requested from the Sponsors totalling approximately EUR 3.0 billion (it being expressly understood that no Sponsor has made any commitments, or will otherwise have any obligation towards the Offeror (or towards the Company or any of its shareholders) other than as set forth in the Guarantee from it or the relevant party managed by or affiliate with it), it will have adequate financial means to (i) finance the Offer and to (ii) replace the Company’s debt financing as of February 28, 2006 as set out in Schedule 9.9.1A and to (iii) pay all relevant fees and expenses. Except as permitted by Clause 9.3.1, none of the Debt Financing Commitments have been amended, withdrawn or rescinded and the Debt Financing Commitments are in full force and effect. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as set forth in or contemplated by the Debt Financing Commitments. As of the date of this Merger Protocol, the Offeror confirms to the Company that it does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to the Offeror on the Closing Date. Copies of the Debt Financing Commitments to the Offeror confirming committed funding and the Guarantees from each of the Sponsors are attached as Schedule 9.9.1B.

9.9.2	The Offeror has all necessary corporate power and authority to execute and deliver this Merger Protocol, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Merger Protocol by the Offeror and the consummation by the Offeror of the transactions contemplated hereby have been duly and validly authorised by all necessary action by the board of directors of the Offeror and, prior to the execution of this Merger Protocol, will be duly and validly authorised by all necessary action by the shareholders of the Offeror, and no corporate proceedings on the part of the Offeror are necessary to authorise this Merger Protocol, to perform is obligations hereunder, or to consummate the transactions contemplated hereby. This Merger Protocol has been duly and validly executed and delivered by Offeror and, assuming due authorisation, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of the Offeror enforceable against the Offeror in accordance with its terms, subject to the effects of any laws relating to or affecting creditors’ rights generally, general equitable principles and any implied covenant of good faith and fair dealing.

9.9.3	The Offeror is not subject to a voluntary or involuntary liquidation, administration order, suspension of payments, attachment of any of its assets or any other insolvency proceeding in any jurisdiction and, to the best knowledge, information and belief of the Offeror, no facts or circumstances exist which would entitle any person to begin any of those proceedings in any jurisdiction against any person from which it has received a Guarantee.

Priority Shares and Employee Options

9.10	Prior to the Commencement Date, the Company shall enter into an agreement with the Priority Foundation, on conditions satisfactory to the Offeror, and, providing for the transfer of the Priority Shares to the Company on the Settlement Date for nominal value, which transfer shall be subject only to the condition precedent that the Offer has been declared unconditional (gestanddoening).

9.11	Prior to the Commencement Date, the Company shall procure that the board of directors of the Priority Foundation shall adopt the resolution substantially in the form attached hereto as Schedule 9.11.

9.12

At the Settlement Date: (a) each then outstanding option to purchase Ordinary Shares granted pursuant to any share option plan of the Group (any such option, a “Stock Option”), whether or not then vested or exercisable, shall be cancelled by the Company, and, in consideration for the cancellation of such Stock Option, each holder of a cancelled Stock Option shall be entitled to an amount payable by the Company equal to the product of (i) the number of Ordinary Shares previously subject to such Stock Option and (ii) the excess, if any, of the Ordinary Share Consideration over the exercise price per share of Ordinary Share previously subject to such Stock Option; and (b) each then outstanding restricted stock unit granted pursuant to any equity participation plan

(together with any share option plan of the Group, a “Share Scheme”, and any such award, an “RSU”) (excluding any RSU granted as described in the letter of exceptions to Schedule 9.1, which, upon the Settlement Date, shall become payable solely in cash in accordance with its terms) whether or not then vested or unvested, shall be cancelled by the Company, and, in consideration for the cancellation of such RSU, each holder of a cancelled RSU shall be entitled to an amount payable by the Company equal to the product of (i) the number of Ordinary Shares previously underlying such RSU and (ii) the Ordinary Share Consideration. All payments made pursuant to this Clause 9.12 shall be less any applicable withholding for any applicable taxes, which shall be remitted to the appropriate governmental taxing authority; provided, however, that to the extent that any such amounts are so withheld and remitted, those amounts shall be treated as having been paid to the holder of such Stock Option or RSU, as applicable, for all purposes under this Merger Protocol.

9.13	Provided that the Offer is made and this Merger Protocol is not terminated, the relevant members of the Boards and the Senior Management Team who hold, directly or indirectly, one or more Shares, irrevocably undertake to tender such Shares to the Offeror under the terms and conditions of the Offer. Furthermore, provided that the Offer has been made and this Merger Protocol has not been terminated, the Company shall use its reasonable efforts to have the employees of the Company or the Group who are or become holders of Shares tender their shares under the terms and conditions of the Offer.

Extension of Offer into the United States

9.14	If an Election is made, the Company will use its best efforts and co-operate with the Offeror to extend the Offer into the United States and will reasonably inquire whether any persons resident in the United States beneficially hold 40% (forty per cent.) of the Ordinary Shares, excluding ordinary shares held by any person that beneficially holds more than 10% (ten per cent.) of the issued ordinary shares of the Company. In addition, the Company will reasonably inquire whether there are any persons resident in the United States that beneficially holds any of the issued 7% Preferred Shares. The Company will share with the Offeror the results of such inquiries.

10.	NON-SOLICITATION AND ALTERNATIVE PROPOSALS

10.1	For the purposes of this Merger Protocol, the “Exclusivity Period” shall mean the period commencing on the date hereof and ending on the Termination Date, save in the event this Merger Protocol is terminated in accordance with Clause 11, in which case the Exclusivity Period shall end upon termination of this Merger Protocol.

10.2	The Company shall, and shall cause its subsidiaries and its and their respective officers, directors, employees, representatives and agents to, immediately cease any activities, discussions or negotiations with any parties that may be ongoing with respect to an Alternative Proposal (as defined below). The Company confirms hereby that neither it nor any of its and their respective officers, directors, employees, representatives and agents are at the date of signing of this Merger Protocol in negotiations or discussions with any third party that may lead to an Alternative Proposal.

10.3	During the Exclusivity Period, the Company shall, and shall ensure that all members of the Supervisory Board, the Management Board, its subsidiaries and group companies, and its and their respective directors, employees, representatives and agents (the “Relevant Persons”), proceed with the preparations for the Offer in good faith and as expediently as practicable. In addition, the Company shall not, and shall ensure that the Relevant Persons shall not, in any way, directly or indirectly, solicit, facilitate, encourage or invite any third party to communicate an offer or proposal for the making of an offer for any or all shares in the share capital of the Company or any significant subsidiary or direct or indirect assets constituting 15% or more of the consolidated assets of the Company, or a merger, legal merger, consolidation or demerger involving the Company or any significant subsidiary, or a reorganisation or re-capitalisation of the Company or any significant subsidiary (an “Alternative Proposal”).

10.4	In the event that following the execution of this Merger Protocol a third party has communicated to the Company an Alternative Proposal, nothing in this Merger Protocol shall prohibit the Company from receiving and accepting such communication, or, subject to Clauses 11 or 14.4, making recommendations to the Company’s shareholders in respect of the Alternative Proposal.

10.5	Following initial receipt of an unsolicited and uninvited communication from a third party containing a bona fide Alternative Proposal (the “Receipt”), the Company may consider such Alternative Proposal from such third party, engage in discussions or negotiations regarding such Alternative Proposal and disclose due diligence information to the third party making the Alternative Proposal, only if:

10.5.1	such Alternative Proposal, in the opinion of the Boards, constitutes or is reasonably expected to lead to a Competing Offer within the time period referred to in Clause 10.8;

10.5.2	the Supervisory Board has, after consultation with the Company’s outside legal counsel and financial advisers, in good faith reached the reasonable conclusion that the fiduciary duties of the members of the Boards towards the Company’s shareholders require the Company to engage in such discussions, negotiations or disclosure of information; and

10.5.3	the Company has complied with Clauses 10.2 and 10.3.

10.6	Before engaging in discussions or negotiations regarding such Alternative Proposal or disclosure of due diligence information, the Company shall first enter into a confidentiality and standstill agreement with such third party on terms which are no less favourable to the Company than the terms of the Confidentiality and Standstill Agreements (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Merger Protocol and it being understood that the Company may, without prejudice to the provisions in Clauses 10 and 11, if the Supervisory Board, after consultation with the Company’s outside legal counsel, in good faith concludes that its fiduciary duties require it to do so, enter into a confidentiality agreement with a standstill provision that does not restrict such third party from proposing a Change of Control Offer if it similarly waives or similarly modifies any standstill provision in the Confidentiality and Standstill Agreements.

10.7	If the Company engages in discussions or negotiations, or discloses due diligence information, the Offeror will receive the same information as provided to such third party under this Clause, whereby due diligence information provided by the Company to such third party shall, to the extent practicable, simultaneously be provided by the Company to the Offeror, but in any case within 24 hours thereafter.

10.8	No later than 10 (ten) Business Days following the Receipt, during which period the Company may enable the third party to complete any due diligence activities, the Company must notify the Offeror whether, in the reasonable opinion of the Supervisory Board, the Alternative Proposal constitutes a Competing Offer as set out in Clause 11, whereby:

10.8.1	in case the Supervisory Board, after consultation with the Company’s outside legal counsel and financial advisers, in good faith concludes that the Alternative Proposal constitutes a Competing Offer, the Company shall inform the Offeror accordingly and submit to the Offeror a written notice setting out in reasonable and sufficient detail the identity of the third party making the Offer, the financing plans and the material terms and conditions of the Competing Offer, including the higher consideration offered by the Competing Offer;

10.8.2	in case the Alternative Proposal does not, in the reasonable opinion of the Supervisory Board qualify as a Competing Offer, the Company shall immediately terminate any contacts, discussions, negotiations, disclosure of information relating to the Alternative Proposal, it being understood that, if the Offeror so requests, the Company shall make public that it has terminated any engagement in relation to the Alternative Proposal if the Alternative Proposal has also been communicated in public.

10.9	For the purposes of determining the value of an Alternative Proposal or any Competing Offer which involves an offering of securities of a class already listed on a stock exchange, the securities in question will be valued, inter alia, by reference to the closing middle market quotations (as derived from the relevant stock exchange’s daily official list) for the 5 (five) Business Days immediately preceding the day the Alternative Proposal or Competing Offer is communicated to the Company. Securities of a class not already listed on a stock exchange will be taken at the value reasonably attributed to them by the Company’s financial advisers.

10.10

Except as otherwise provided for in this Merger Protocol, the Company undertakes to enforce its rights under any confidentiality and/or standstill agreement entered into by it and any third party in connection with an Alternative Proposal and the Company agrees not to waive any of its rights under any such confidentiality and/or standstill agreement without the prior written consent of the Offeror, except and to the extent that: (i) the Supervisory Board has, after consultation with the Company’s outside legal counsel, in good faith reached the conclusion that the fiduciary duties of the members of the Boards towards the Company’s shareholders require such waiver to permit such third party to propose a Change of Control Offer and (ii) the Company similarly waives the standstill provision in the Confidentiality and Standstill Agreements. For the avoidance of doubt, the Company shall promptly request the return or destruction of all confidential information regarding the Company and its subsidiaries provided to any such persons on, prior to or after the date of this Merger Protocol pursuant to the terms of any confidentiality agreements or otherwise.

10.11	During the Exclusivity Period, the Company will notify the Offeror promptly (and in any event within 24 (twenty-four) hours) if any communication, invitation, approach or enquiry, or any request for information is received by the Company or any of the Relevant Persons. In case an Alternative Proposal is received, the Company shall notify the Offeror in writing of the identity of the third party making the Alternative Proposal, the proposed consideration and other key terms of the Alternative Proposal, so as to enable the Offeror to consider its position in light of such Alternative Proposal and to assess the (possible) effects of such Alternative Proposal on the Offer and the Offer’s chances of success, and the Company shall promptly (and in any event within 24 (twenty-four) hours) notify the Offeror in writing of any material modifications to an Alternative Proposal.

11.	COMPETING OFFER

11.1	For the purpose of this Clause, a “Competing Offer” is a bona fide Alternative Proposal that provides for an offer of 50% (fifty per cent.) or more of the Shares or a proposal for a legal merger (juridische fusie) that would involve a change of control of the Company (a “Change of Control Offer”) that, in the reasonable opinion of the Supervisory Board, after consultation with the Company’s outside legal counsel and financial advisers, and acting in good faith, is reasonably capable of being consummated, taking into account all legal, financial, regulatory, timing, and similar aspects of, and conditions to, that Alternative Proposal (including, without limitation, the absence of further due diligence requirements, the certainty of financing and the identity and track record of the person making the proposal), and that, if consummated, would result in a transaction more favourable to the Company, the Company’s business and the Company’s stakeholders than the transaction contemplated by this Merger Protocol (after giving effect to any adjustments to the terms and provisions of this Merger Protocol that the Offeror may, but shall not be required to propose, in response to such Competing Offer, without prejudice to the procedure set out in Clause 11.2), whereby the consideration per Ordinary Share offered in such Competing Offer must exceed the Ordinary Share Consideration by at least EUR 1.0.

11.2	In the event that the Supervisory Board concludes in accordance with Clause 10.8.1 that an Alternative Proposal constitutes or has resulted in a Competing Offer, the following steps shall be completed:

11.2.1	the Company shall promptly (in any event within 24 (twenty-four) hours) inform the Offeror of such event in writing by a notice setting out the information referred to in Clause 11.1 (such notice in writing hereinafter the “Notice”);

11.2.2

The Offeror shall have 10 (ten) Business Days following the date on which it has received the Notice in respect of a Competing Offer (it being understood that any material changes to the Competing Offer shall give rise to a new 10 (ten) Business Days period) to communicate to the Chairman of the Supervisory

Board a revision of the Offer made on terms and conditions which, in the reasonable opinion of the Supervisory Board, are at least as favourable to the Company, the Company’s business and the Company’s stakeholders as the Competing Offer as set forth in the Notice (“Revised Offer”);

11.2.3	If, the Company is, and has at all times been, in compliance with Clauses 10 and 11 and within 10 (ten) Business Days after its receipt of the Notice the Offeror fails to communicate a Revised Offer or has indicated in writing that it will not communicate a Revised Offer, and the Boards inform the Offeror in writing of their intention, provided that their fiduciary duties towards the shareholders of the Company require them to do so, to recommend the Competing Offer, the Company shall be entitled to terminate this Merger Protocol, with immediate effect and without prejudice to Clause 14.4. If the Company does not elect to terminate this Merger Protocol within 2 (two) Business Days after it has become entitled to do so, or the Boards do not inform the Offeror of their intention to recommend the Competing Offer, the Offeror shall have the right to require the Company and the Boards to promptly (and in any event within 24 (twenty-four) hours) reaffirm their support and recommendation of the Offer as contemplated in this Merger Protocol. If details of the Competing Offer have become public, the Company and the Boards shall do so by way of a public announcement. Should the Company and the Boards fail to reaffirm their support and recommendation of the Offer within 24 (twenty-four) hours after having received the relevant request from the Offeror, the Offeror shall have the right to terminate this Merger Protocol, without prejudice to Clause 14.4; and

11.2.4	if the Offeror announces a Revised Offer to the Supervisory Board in accordance with Clause 11.2.2, the Company may not terminate this Merger Protocol and the Company shall continue to be bound by their respective rights and obligations of this Merger Protocol (including, without limitation, Clause 10), including in relation to any future Competing Offer.

11.3	This Clause 11 applies mutatis mutandis to any consecutive Competing Offer.

12.	CONFIDENTIALITY

Subject to the provisions of this Merger Protocol and the Confidentiality and Standstill Agreements (and without prejudice to Clause 9.2.2), to the extent applicable, no Party shall, without the written approval of the other Parties, disclose the existence and contents of this Merger Protocol and the discussions and negotiations concerning the Offer to any third party except to the extent that it is obliged to make such a disclosure pursuant to applicable law, including without limitation, the Merger Rules, a court or other governmental authority, provided that the foregoing shall not prevent the disclosure of information or the taking of any other action by the Parties, their affiliates or advisers which is provided for in the terms of the Confidentiality and Standstill Agreements as entered into on 4 December 2005, as amended on 23 January 2006. Where possible, the disclosing Party shall, prior to disclosure, consult the other Party about the form and contents of such disclosure. Subject to Clause 11 the Company shall not, and shall use ensure that the members of the Senior Management Team, its advisers and the members of any Board shall not, make any public announcement or comment in any press publication that is materially inconsistent with the recommendation and support for the Offer as contemplated by Clause 5.

13.	COSTS

13.1	Subject to Clause 14, any costs incurred by the Parties in connection with the preparation for or performance of obligations under this Merger Protocol or in connection with the preparation or conclusion of the Offer shall be for their own account.

14.	TERMINATION

14.1	Except for Clauses 6.4, 7.5, 9.3.2, 9.7, 9.8.8 and 12 up to and including 18, which Clauses shall survive termination of this Merger Protocol, this Merger Protocol and the rights and obligations hereunder will immediately terminate:

14.1.1	if any or all of the Pre-Offer Conditions have not been satisfied or waived on or prior to 23 May 2006; or

14.1.2	if upon the Closing Date or Postponed Closing Date, as the case may be, not all Offer Conditions are satisfied and the relevant Offer Conditions that have not been satisfied have not been waived in accordance with this Merger Protocol ultimately on the Termination Date;

14.1.3	if the Company or the Offeror terminates this Merger Protocol in writing pursuant to Clause 11.2.3; or

14.1.4	if the Offeror terminates this Merger Protocol in writing pursuant to: (i) either Board announcing that it no longer supports or recommends the Offer as contemplated by Clause 5; or (ii) either Board amending the text of its recommendation of the Offer without the agreement of the Offeror; provided that the Offeror shall not withhold or delay its agreement in respect of drafting changes that do not affect the Offer in any material respect, provided that if it becomes clear prior to 23 May 2006 or the Termination Date, respectively, that any of the Pre-Offer Conditions or Offer Conditions cannot be satisfied, and the Offeror or the Company does not elect to waive that or those conditions in respect of which it has the power to waive, the Offeror or the Company, each insofar as it is entitled under this Merger Protocol to waive any Pre-Offer Conditions or Offer Conditions that cannot be satisfied, may, but is not required to, terminate this Merger Protocol with immediate effect.

14.2	The Company may terminate this Merger Protocol by written notice to the Offeror: (i) in the event the Pre-Offer Conditions have been satisfied or waived by the relevant Parties, but the Offeror has not made the Offer by the Commencement Date or (ii) in the event the Offer has been made and all Offer Conditions have been satisfied or waived by the relevant Parties, but Settlement does not take place on the Settlement Date or (iii) if the Offeror breaches in any material respect any provision of this Merger Protocol; provided that termination of this Merger Protocol as contemplated by this Clause 14.2(iii) shall not take effect in case the Offeror remedies the relevant breach within 10 (ten) Business Days after the Company having given written notice to the Offeror of such breach. This termination shall not affect the rights that the Company may have vis-à-vis the Offeror in accordance with Section 14.5 of this Merger Protocol, if applicable.

14.3	Notwithstanding anything to the contrary in this Merger Protocol, neither party shall have any liability to the other party, except (i) with respect to the Offeror, as provided in and subject to Clause 14.5, (ii) with respect to the Company, for any wilful and material breach by the Company of its obligations under this Merger Protocol and (iii) with respect to the Company, as provided in and subject to Clause 14.4. The remedy provided under Clause 14.5 shall be the exclusive remedy of the Company in the event this Merger Protocol is terminated. The Offeror shall not have any other liability arising out of or relating to the Merger Protocol, whether for a breach of the Merger Protocol or otherwise and whether or not the Merger Protocol has been terminated. For the avoidance of doubt, the Offeror’s remedies in case of an attributable breach (toerekenbare niet-nakoming) by the Company of any of its obligations under this Merger Protocol shall include, without limitation, the right for the Offeror to require performance (nakoming) by the Company of its obligations under this Merger Protocol.

14.4	In the event that this Merger Protocol is terminated:

14.4.1	by the Company pursuant to Clause 14.1.3 (Competing Offer);

14.4.2	by the Offeror pursuant to Clause 14.1.4 (Revocation of Recommendation); or

14.4.3	by the Offeror pursuant to Clause 14.1.2 under circumstances where the Offer Condition in Clause 7.1.1 has not been waived or satisfied, and prior to or simultaneously with such termination (i) a bona fide Alternative Proposal comprising a Change of Control Offer or (ii) a bona fide proposal with respect to an acquisition of any of the Company’s marketing information or media measurement information divisions is communicated by a third party (each of (i) and (ii) a “Third Party Proposal”) and, within 12 months after such termination, the Company enters into an agreement in respect of any Third Party Proposal that is subsequently consummated or a Third Party Proposal is consummated;

the Company shall immediately reimburse to the Offeror, by way of liquidated damages, an amount of EUR 74.52 million (less amounts paid or payable pursuant to Clause 14.6).

14.5	In the event (i) the Merger Protocol is terminated by the Company pursuant to Clauses 14.2(i), 14.2(ii) or 14.2(iii), (ii) the Offeror has wilfully and materially breached any provision of this Merger Protocol, and (iii) at the time of such termination either (a) the Offer Conditions have been satisfied or waived but Settlement does not take place on the Settlement Date or (b) the sole reason that the Offer Conditions have not been satisfied is the Offeror’s wilful and material breach of this Merger Protocol, then the Offeror shall immediately reimburse to the Company, by way of liquidated damages, an amount of EUR 149.04 million, unless the Company has materially breached this Merger Protocol.

14.6	In the event that the Merger Protocol is terminated,

(i)	by the Offeror pursuant to Clause 14.1.2 under circumstances where the Offer Condition in Clause 7.1.1 has not been satisfied or waived;

(ii)	the Offer Conditions set out in Clauses 7.1.6, 7.1.8, 7.1.9, 7.1.12 and 7.1.13 have either been satisfied or waived; and

(iii)	the Company has not actually paid to the Offeror the reimbursement provided for in Clause 14.4,

the Company shall immediately reimburse to the Offeror an amount equal to the sum of any and all out-of-pocket costs, fees and expenses submitted to the Company by the Offeror or the Sponsors in connection with the preparation of the transactions contemplated in this Merger Protocol up to a maximum amount of EUR 30,000,000 (thirty million euros). For the avoidance of doubt, (a) the cost reimbursement set out in this Clause 14.6 shall apply regardless of whether on the Closing Date or Postponed Closing Date, as the case may be, any Offer Condition is not waived or satisfied (except as set out in (ii) above) and (b) this cost reimbursement shall not apply if and to the extent the Company has actually paid the Offeror damages arising from a wilful and material breach by the Company of its obligations under this Merger Protocol (and any damages arising therefrom shall be reduced if and to the extent damages become owing and the cost reimbursement has been paid).

15.	MISCELLANEOUS

15.1	In this Merger Protocol, references to:

15.1.1	this Merger Protocol, shall include the recitals and Schedules to this Merger Protocol, each of which constitutes an integral part of this Merger Protocol;

15.1.2	Clauses and Schedules, are to the Clauses of, and Schedules to, this Merger Protocol and include the matters referred to in such Clauses and Schedules;

15.1.3	statutes, acts and the like of whatever jurisdiction shall include any modification, re-enactment or extension thereof and any orders, regulations, instruments or other subordinate legislation made there under in force from time to time;

15.1.4	the masculine gender shall include the feminine gender and neutral and vice versa;

15.1.5	the singular number shall include the plural and vice versa;

15.1.6	persons shall include corporate bodies, corporate entities, firms, unincorporated or incorporated associations, foundations and partnerships;

15.1.7	the headings are inserted for convenience only and shall not affect the construction of this Merger Protocol;

15.1.8	where reference is made to the Company, unless the context requires otherwise, the Company shall include any and all group companies; and

15.1.9	for the purpose of this Merger Protocol, a “Business Day” means a day (other than a Saturday or Sunday) on which banks and Euronext are generally open in The Netherlands for normal business.

15.2	The Parties undertake to each other to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required to ensure that the Parties and their representatives (if any) give effect to the provisions of this Merger Protocol.

15.3	If part of this Merger Protocol is or becomes invalid or non-binding, the Parties shall remain bound to the remaining part. The Parties shall replace the invalid or non-binding part by provisions which are valid and binding and the legal effect of which, given the contents and purpose of this Merger Protocol, is, to the greatest extent possible, similar to that of the invalid or non-binding part.

15.4	This Merger Protocol shall only be amended or supplemented in writing with approval of all Parties.

15.5	For the purpose of this Merger Protocol, any approval of the Company shall be deemed to include the approval of the Boards.

15.6	The rights of any Party shall not be prejudiced or restricted by any indulgence or forbearance extended to any other Party and no waiver by any Party in respect of any breach shall operate as a waiver in respect of any subsequent breach.

16.	ASSIGNMENT

Neither Party may assign or transfer any of its rights or obligations under this Merger Protocol without the prior written consent of the other Party except that the Offeror may assign or transfer the rights under this Merger Protocol to any member of the Offeror Group, or by way of a pledge of rights under this Merger Protocol, to financing banks (or their agents or trustees); provided that no such assignment shall relieve the Offeror of any obligations or liability hereunder.

17.	NOTICES AND PLACE OF RESIDENCE

17.1	Any notices or other formal communication to be provided pursuant to this Merger Protocol (which includes fax, but not email), must be in writing and may be delivered in person, or sent by post or fax (with true copy by post) to the Party to be served as follows:

17.1.1	to the Company and the Boards at:

VNU N.V.

770 Broadway

New York, NY 10003

Attention: Chief Legal Officer

Telephone: +1-646–654–5000

Facsimile: +1-646–654–5060

With a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: John G. Finley / Peter Malloy

Telephone: + 1-212–455–2000

Facsimile: +1-212–455–2502

And with a copy to:

De Brauw Blackstone Westbroek

Tripolis

1076 HR Amsterdam

Attention: Jaap Winter / Arne Grimme

Telephone: +31 20 577 1771

Facsimile: +31 20 577 1775

17.1.2	to the Offeror at:

Valcon Acquisition B.V.

Jachthavenweg 118

1081 KJ Amsterdam

Attention: Management Board c/o Evert Vink

Telephone: + 31 20 5407575

Facsimile: + 31 20 5407500

With a copy to:

Clifford Chance LLP

Droogbak 1A

1013 CG Amsterdam

Attention: Thijs Alexander / Hans Beerlage

Telephone: + 31 20 7119000

Facsimile: + 31 20 7119999

And with a copy to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attention: R. Ronald Hopkinson / Raymond Y. Lin / Jennifer S. Perkins

Telephone: + 1-212–906–1200

Facsimile: + 1-212–751–4864

or at such other address or fax number as such Party may notify the other Parties under this Clause. Any notice or other document sent by post shall be sent by recorded delivery post (aangetekende post met ontvangstbevestiging) (if the place of destination is the same as its country of origin) or by overnight courier (if its destination is elsewhere).

17.2	Any notice or other communication shall be deemed to have been given:

17.2.1	if delivered in person, at the time of delivery; or

17.2.2	if sent by post, at 10.00 a.m. on the second Business Day after it was posted or at 10.00 a.m. (local time at the place of destination) on the first Business Day after it was sent by overnight courier; or

17.2.3	if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. (local time at the place of destination) on any Business Day and in any other case, on the Business Day following the date of transmission).

17.3	In proving the delivery of a notice or other communication, it shall be sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and posted, either by recorded delivery post or by prepaid airmail, as the case may be, or that the fax was properly addressed and transmitted, as the case may be.

17.4	For all matters relating to this Merger Protocol, each Party nominates the address referred to in this Clause as its place of residence.

18.	GOVERNING LAW AND FORUM

18.1	This Merger Protocol is construed in accordance with and shall be governed exclusively by the laws of The Netherlands.

18.2	All disputes in connection with this Merger Protocol shall be finally settled in accordance with the Arbitration Rules in relation to domestic arbitration of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal shall be composed of three arbitrators, to be appointed in accordance with such Arbitration Rules. The place of the arbitration will be Amsterdam, The Netherlands. The arbitrators will decide according to the rules of law. The language of the arbitration shall be English.

AS AGREED and signed on the date written above.

VALCON ACQUISITION B.V.

/s/ Authorized Signatory	/s/ Authorized Signatory
Name:	Name:
Title:	Title:

/s/ Authorized Signatory	/s/ Authorized Signatory
Name:	Name:
Title:	Title:

/s/ Authorized Signatory	/s/ Authorized Signatory
Name:	Name:
Title:	Title:

VNU N.V.

/s/ Authorized Signatory	/s/ Authorized Signatory
Name:	Name:
Title:	Title:

SCHEDULE M FAIRNESS OPINION ROTHSCHILD

SCHEDULE N FAIRNESS OPINION CREDIT SUISSE

SCHEDULE 1.6 ANNOUNCEMENT

SCHEDULE 4.2 STRATEGIC BUSINESS PLAN

•	The Offeror plans to focus on high growth high margin data collection and business information units.

•

The Offeror’s current intention is to grow the businesses that comprise the Group with a particular focus on the benefits for large global customers who rely on the Company’s industry standard data assets for measurement in their respective fields.

•	The Offeror plans to invest in the businesses to maintain and enhance the Company’s leading data collection and measurement franchises on a global basis.

•

The Offeror intends to selectively rationalize the portfolio of assets especially in the business information area including the business media Europe unit, as discussed with the Company, to drive for cost leadership and operational excellence through a comprehensive plan to reduce duplicative costs and headcount as discussed with members of the Executive Board.

SCHEDULE 5 BOARD RESOLUTIONS

SCHEDULE 6.1.5 RESIGNATION LETTERS

To: VNU N.V.

To: Valcon Acquisition B.V.

Dear Sirs,

I refer to the Offer as currently contemplated by the Offeror.

Defined terms in this letter shall have the same meaning as set out in this Merger Protocol dated [DATE] between, amongst others, VNU N.V. and Valcon Acquisition B.V.

Subject to the Offer being declared unconditional (gestand gedaan) and subject to the provisions set out below, I hereby voluntarily resign from my position as a member of the Supervisory Board, effective as per the Settlement Date, and confirm that I have no claim against VNU N.V. in respect of loss of office or otherwise, other than claims for compensation relating to any unpaid board members’ fees for services rendered to VNU N.V. during the financial year 2006 effective as per the Settlement Date (or such later date as follows from the Merger Protocol).

By countersigning this letter you hereby confirm that:

(1)	I will be fully released from my duties as a member of the Supervisory Board as per the Settlement Date (or such later date as follows from the Merger Protocol).

(2)	You will use your best efforts to procure that I will be fully and unconditionally released and discharged from my responsibilities as member of the Supervisory Board.

Yours sincerely,

Signed by:

Agreed	Agreed

VNU N.V.	Valcon Acquisition B.V.

SCHEDULE 6.1.7 PRIOR FINANCIAL INFORMATION

•	The Company’s internal report distributed to the Supervisory Board on March 3, 2006

•	A.J. Kuper / A. Paanstra letter to the Executive Board dated March 1, 2006

SCHEDULE 6.1.13A SENIOR MANAGEMENT TEAM

Greg Anderson

David Berger

Marc Borkink Sr.

Earl Doppelt

Michael E. Elias

Bart Kuper

Mike Marchesano

Thom Mastrelli

Jim O’Hara

Rob Ruijter

Steve Schmidt

Andrew Smith

Rob van den Bergh

Mike Whelan

Susan Whiting

SCHEDULE 6.1.13B BRING DOWN STATEMENT

LETTERHEAD VNU N.V.

To:	Valcon Acquisition B.V.

Jachthavenweg 118

1081 KJ Amsterdam, The Netherlands

[•] 2006

Dear Sirs,

I refer to the Offer as currently contemplated by the Offeror and the Merger Protocol dated [•] March 2006 between Valcon Acquisition B.V. and VNU N.V. Defined terms in this letter shall have the same meaning as set out in the Merger Protocol.

In connection with the Merger Protocol and the Offer as currently contemplated by the Offeror, the Company has provided information about itself, its group and their businesses to you. In view thereof I hereby state that, in my capacity as an employee of VNU and to the best of my knowledge, the Company has prior to the date of the Merger Protocol provided to the Offeror all material information with respect to the business, financial position or results of operations of the Group, taken as a whole, that could reasonably be expected to be material to a group of private equity investors contemplating a public offer for the Shares.

Without prejudice to any liability pursuant to law generally, this statement is not intended, and shall not operate, to result in any liability, save for liability for any material misstatements in this statement, where I am finally determined by a competent court to have been serious culpable negligent (schuldig aan ernstig verwijtbaar handelen).

Yours sincerely,

[•]

Name: [•]

Member of the Senior Management Team of VNU N.V.

SCHEDULE 6.2.2 WORKPAPERS

COMMENCEMENT WORKPAPERS

The 2005 workpapers of the financial statements audit of the primary audit and Corporate team (EY Amsterdam) and of the US-based teams for Marketing Information, Media Measurement Information and Business Media USA, including the Summary Review Memorandums reported by the local audit teams to the Group Team (MI, MMI, BMU USA) and/or Corporate Team

Access Location: New York City

ADDITIONAL WORKPAPERS

Workpapers for the financial statements audit for Marketing Information, Media Measurement Information, Business Media and/or Advisory Services of the local audit team in the following jurisdictions:

Netherlands

United States

United Kingdom

Canada

Spain

Germany

France

Italy

Belgium

Mexico

Brazil

China

Australia

Korea

Access Location: Local country office

OTHER WORKPAPERS

In accordance with Clauses 6.2.2 and 6.3

Access Location: Local country office

SCHEDULE 6.2.3 INTERIM FINANCIAL INFORMATION

Monthly Information

Consolidated Company P&L statements, balance sheets and cash flow accounts as well as a management discussions & analysis;

Monthly (consolidating and consolidated) financial information reporting package at segment level as provided to the Company’s Senior Management

Monthly Group Express Reports

Cash and debt amounts as of month end

Principal terms of any contract renewal (ACNielsen, Nielsen Media Research U.S.) over Euro 5 million

Quarterly Information

Consolidated Company P&L balance sheet and cash flow statements

First Quarter Report 2006 (Quarterly Internal management Book)

SCHEDULE 7.1.9 ANTI-TRUST FILINGS - OFFER CONDITION

United States Hart-Scott-Rodino Antitrust Improvements Act of 1976

Germany

Austria

SCHEDULE 8.1.2 ANTITRUST FILINGS - NO OFFER CONDITION

The following jurisdictions, if required:

Brazil

China

Mexico

SCHEDULE 9.1 INTERIM UNDERTAKINGS

Unless with the prior written consent of the Offeror, which shall not be unreasonably withheld or delayed, and except: (i) as contemplated by the Merger Protocol; (ii) as set forth under “Exceptions to Interim Undertakings” below; and (iii) as regards items (vi), (xi), (xiii), (xiv) and (xvi), for transactions solely between and among the Company and the Wholly-Owned Subsidiaries (defined below), the Company will, and will ensure that the companies comprising the Group will:

(i)	not make any changes to the corporate legal group structure, not change the legal form of any entity within the Group and not make any changes that would result in changes with respect to fiscal unity (fiscale eenheid) or tax consolidation within the Group;

(ii)	in respect of any of the Company’s non wholly-owned subsidiaries, unless the articles of incorporation or similar governing documents or the terms of shares of capital stock require otherwise, not declare, pay or agree to pay or declare any dividend or make or agree to make any distribution in kind, whether from capital or reserves, including the acquisition of own shares and the reduction of share capital;

(iii)	in respect of the Company, not declare, pay or agree to pay or declare any dividend or make or agree to make any distribution in kind, whether from capital or reserves, including the acquisition of own shares and the reduction of share capital, other than as permitted by Clause 1.2 of the Merger Protocol;

(iv)	not amend its articles of association or similar constitutional documents;

(v)	not create, extend, grant, issue, or agree to create, extend, grant, issue or allow any third party rights over any of the Group’s material assets;

(vi)	not create, issue, increase, acquire, reduce, repay, redeem or dispose of, or agree to create, issue, increase, acquire, reduce, repay, redeem or dispose of any shares or equity interests or securities convertible into shares or equity interests or warrants or options to purchase shares or equity interests or securities convertible into shares or equity interests (except for the issuance of Ordinary Shares issuable upon exercise of stock options in accordance with their terms);

(vii)	not enter into any capital commitment or investment not provided for in the 2005/2006 budget or the 2005/2006 forecast for the Group (as provided for in the Internal Annual Report 2005 and the Budget Report 2006) involving amounts that individually exceed EUR 5 million or together with other transactions referred to in this paragraph (vii) or paragraph (xii) below in the aggregate exceed EUR 15 million;

(viii)	use commercially reasonably endeavours to maintain the services of the Group’s directors, officers, and key employees and its business relationship with key customers, suppliers and others having business dealings with the Group;

(ix)

not enter into or amend any employee benefit plan, pension scheme or similar arrangement, or employment agreement, except as required by any employee benefit plan, any collective bargaining agreement or employment agreement fairly disclosed to the Offeror prior to the date of this Merger Protocol, applicable law, or, solely with respect to the entry into or amendment of any employment agreement, except in respect of any promotion or new hire of any employee (other than any member of the Senior Management Team of the Company) in the ordinary course of business consistent with past practice;

(x)	not increase, or agree to increase the remuneration (including fringe, retirement, death or disability benefits or severance packages) of any of the directors or members of the Senior Management Team of the Company or make any change in the provisions of employment of any such directors or such officers or employ any such person;

(xi)	not increase or agree to increase the potential severance benefits of any employee;

(xii)	not enter into, materially amend or terminate any material lease, hire purchase, instalment sale, insurance or license agreement outside the ordinary course of business for any individual assets in excess of EUR 5 million or that, together with other transactions referred to in this paragraph (xiii) or paragraph (vii) above, in the aggregate exceed EUR 15 million;

(xiii)	not provide, extend or renew any guarantee or security for the obligations of any other party other than those of any of the Group companies outside the ordinary course of business;

(xiv)	not enter into material new borrowings or change or agree to change the principal amount or otherwise amend the terms of any debt of any Group company in any material respect;

(xv)	not pay any material creditors other than in the ordinary course of business, consistent with past practice.

(xvi)	not settle any material litigation or individual claims in excess of EUR 5 million or settle any litigation or claims that in the aggregate exceed EUR 10 million;

(xvii)	not make any individual acquisitions or divestitures in excess of EUR 5 million and not make any acquisitions or divestitures that in the aggregate exceed of EUR 10 million;

(xviii)	not make any material changes in its methods of accounting other than as required by IFRS;

(xix)	not write up, write down or write off the book value of any material assets other than as required by IFRS; and

(xx)	except as required by law, not make any change in any method of tax accounting for a material amount of taxes.

For the purposes of this Schedule 9.1, the term “Wholly-Owned Subsidiaries” shall mean subsidiaries that the Company actually controls (directly or indirectly).

EXCEPTIONS TO INTERIM UNDERTAKINGS

1. The Company or any member of the Group shall be permitted to:

a.	Dissolve Nauru C.V.

b.	Incorporate ACN Bosnia.

c.	Incorporate ACN Dominican Republic.

d.	Strike off Computer Trade Shows Limited

e.	Strike off Interactive Exhibitions Limited

f.	Strike off Global Media Europe Limited

g.	Strike off Axense Group Limited

2. The Company shall not be required to cause the following non-wholly owned subsidiaries and entities to comply with Schedule 9.1(ii) of the Merger Protocol:

SUBSIDIARY/ENTITY	COUNTRY	%OWNED
Interactive Data Corporation	United States	0.06
Interactive Network, Inc.	United States	0.36
NONSTOP Solutions, Incorporated	United States	0.7
RISC S.A.	Switzerland	4.2
Audicom Corporation	United States	4.8
Efficient Market Services, Inc.	United States	6.4
B.L. International, Inc.	United States	10
Interactive Market Systems S.A. (Pty) Ltd	South Africa	10
IBOPE Latinoamericana S.A.	Uruguay	11
IBOPE Pesquisa de Midia Ltda.	Brazil	11
IMI.com	Cayman Islands	11
Roto Smeets De Boer N.V.	Netherlands	13.478
UVEMA Uitgevers Verkoop Maatschappij B.V.	Netherlands	14.25
GQ Denver Property, L.L.C.	United States	17.89
Market Simulations, Inc.	United States	20
MediaMetrie eRatings.com	France	20
EuroClix B.V.	Netherlands	22.481
Rotterdams Tentoonstellingsbureau B.V.	Netherlands	25
Skihapp B.V.	Netherlands	25
HCIA Holding, LLC	United States	34.88
Net Ratings, Inc.	United States	78.6

3. In lieu of stock option grants that would be made to employees of the Group in the ordinary course of business consistent with past practice in March of 2006 (or such later date as may be required under applicable law), the Group may grant restricted stock units to such employees of the Group, and having an aggregate fair value that is equivalent to the aggregate fair value of such stock options as of the grant date, which value shall be consistent with the Group’s past practice, and the same vesting conditions (excluding the acceleration of vesting of any such awards upon any change in control of the Group), as the stock options that would otherwise have been awarded.

4. The Group may amend any pension scheme or other arrangement (including, without limitation, any deferred compensation plan) in order to cause such scheme or arrangement to comply with the requirements of Section 409A of the Code or to allow participants therein to take advantage of certain transition rules (including elections to accelerate certain payments) thereunder; provided, however, that in no event shall any such amendment materially increase the aggregate cost to the Group of payments otherwise due under such schemes or arrangements.

5. The Group may take all actions contemplated under the Company Equity Participation Plan (the “VEPP”) in connection with Bonus RSUs and Matching RSUs (as such terms are used in the VEPP) to be granted in March of 2006.

6. The Group has adopted a special retention incentive program, consisting of up to a $12 million bonus pool, to be allocated by the Supervisory Board among key employees of the Group and paid at the Settlement Date to participants in the program who are employed by the Group as of such date.

7. The Group has adopted a guideline for enhanced severance that permits the Group, in its sole discretion, to designate employees of the Group who are not otherwise covered by a termination protection agreement or executive transition plan to receive severance benefits that are from 120% - 175% of severance pay that such employees would otherwise have received pursuant to the Group’s current severance program. The Group will not designate employees to receive more than $2 million of this enhanced severance pay without the consent of the Offeror.

8. The Group may take all actions set forth in the Compensation Committee Report approved by the Supervisory Board on 28 February 2006.

9. The Supervisory Board may, in its discretion, cause any member of the Group to: (a) enter into a termination protection agreement with Rob Ruijter, in a form that is substantially the same as the termination protection agreements currently in effect with other executive officers of the Group and/or (b) grant Rob Ruijter the right to receive a payment upon any termination of his employment in respect of certain pension benefits he would have received, but for such termination of employment.

10. As a result of a change in accounting standards from Dutch GAAP to IFRS, the Company will amend the existing EBITDA and Net Interest Expense definitions in the EUR 1,000,000,000 Revolving Credit Facility Agreement, solely for purposes of making a fair comparison to pre-IFRS calculations of the Interest Coverage Ratio.

SCHEDULE 9.2.1 AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The key elements of these amendments would include (without limitation):

•	deletion of the Priority Shares;

•	deletion of the Preferred A Shares;

•	any other reasonable changes required in connection with the financing of the Offer; and

•	any other amendments reasonably requested by the Offeror

SCHEDULE 9.3.4 EMPLOYEE UNDERTAKINGS

1. For a period of one year after the Settlement Date, the Offeror shall, or shall cause the Group to, provide the employees of the Group (the “Company Employees”) with: (a) annual salary or hourly wage rates for each Company Employee that are no less than those provided by the Group to such Company Employee immediately prior to the Settlement Date and (b) employee benefits at such levels, and such costs to the Company Employees, that are, in the aggregate, no less favourable on a per-capita basis than such benefits (at such levels and such costs) provided under the employee benefit plans maintained by the Group immediately prior to the Settlement Date which (i) with respect to such plans maintained for the benefit of the Company Employees who provide services predominantly within the United States, are set out on Schedule 9.3.4(b) (such plans described in this clause (i), the “US Plans”), and (ii) with respect to such plans maintained for the benefit of Company Employees who provide services predominantly outside the United States, are in effect immediately prior to the Settlement Date (such plans described in this clause (ii), the “NonUS Plans,” and, collectively with the US Plans, the “Group Plans”); provided, however, that for purposes of determining the benefits to be provided pursuant to this paragraph 1(b), the Offeror shall not be required to take into account benefits provided under any material NonUS Plans that either (x) are not listed on a Schedule to be prepared by the Group no later than 15 business days after the date hereof, or (y) are listed on such Schedule, but the costs of such plans have not otherwise been included in the relevant financial statements or operating budgets of the Group, unless such listed NonUS Plans are otherwise approved by Offeror within 15 business days after receipt from the Group (such approval not to be unreasonably withheld). Notwithstanding any of the foregoing, the Offeror shall not be deemed to be in breach of its obligations under this paragraph 1 if the Offeror, at the Offeror’s option, changes the benefits it otherwise is required to provide hereunder to reflect one or more sets of amendments (which, for the avoidance of doubt, shall include the proposed freeze of the U.S. defined benefit pension plan and corresponding enhanced contributions to the U.S. defined contribution plan as contemplated under the Project Forward presentation furnished to the Offeror as a single set of amendments) to the benefit programs (or employee costs) which are contemplated to become effective after the Settlement Date and, on or prior to the Settlement Date, have either been announced to the applicable Company Employees or approved by the management of the applicable operating unit; and For purposes of this paragraph 1, the Group Plans may include, without limitation, defined contribution retirement plans, welfare benefits plans and, where applicable, executive perquisites, but shall not include defined benefit retirement plans or plans providing stock options or other compensation based on equity or the value thereof. In addition, for a period of one year after the Settlement Date, the Offeror shall, or shall cause the Group to, provide the applicable Company Employees with participation in, and payment of incentive compensation pursuant to, the terms of annual and long-term incentive plans maintained by the Group as in effect immediately prior to the Settlement Date (including, without limitation, payment of any amounts payable in respect of the 2005-2006 long-term incentive plan performance period upon the achievement of performance targets established prior to the Settlement Date).

2. For a period of one year following the Settlement Date, or longer as may otherwise be required by applicable law, the Offeror shall, or shall cause the Group to, honour, fulfil and discharge all obligations in existence on the Settlement Date to Company Employees under any employee benefit plans or employee agreements (including, without limitation, any severance plans (or policies), or special incentive or retention arrangements) in existence on the Settlement Date. In addition, at no time on or after the Settlement Date shall the Offeror revoke any grantor trust which has been listed on Schedule 9.3.4 and a copy of the current trust agreement for which has been furnished to Offeror (each a “Scheduled Trust”), or otherwise seek to appropriate, for a use other than that contemplated by such trust, any assets held in any Scheduled Trust, maintained for the benefit of any Company Employees under any deferred compensation plan in effect prior to the Settlement Date, while there remains any amounts held in any such trust that are, or will become, payable to any Company Employee pursuant to the applicable deferred compensation plan.

3. The Offeror shall, or shall cause the Group to, give Company Employees full credit for such Company Employees’ service with the Group (and any of its predecessors) for all purposes (including, without limitation, eligibility to participate, vesting and determination of early retirement, severance, disability, post-retirement medical and vacation entitlement) under the employee benefit plans or arrangements maintained by the Offeror or in which such Company Employees participate on or after the Settlement Date, to the same extent such service was recognized by the Group immediately prior to the Settlement Date pursuant to the corresponding Group Plans. In addition with respect to any welfare benefit plans maintained for the benefit of Company Employees during the one year period commencing on the Settlement Date, the Offeror shall, or shall cause the Company to, (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable plans of the Group and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such Company Employees during the applicable benefit plan year in which the Settlement Date occurs.

4. This Schedule 9.3.4 shall not prejudice any of the rights the Company Employees may have under the employment and co-determination laws of their jurisdiction.

5. Notwithstanding anything to the contrary herein, nothing in this Schedule 9.3.4 shall prohibit the Offeror or the Group from terminating the employment of any Company Employee or engaging in any workforce restructuring efforts after the Settlement Date or affect the terms of any such termination or restructuring, including without limitation any termination, restructuring or amendment of employment terms as part of Project Forward. Except as otherwise described in paragraph 1, the Offeror or the Group shall be free at any time to amend, modify or terminate any employee benefit plan or arrangement (including rates of compensation) affecting one or more employees at any time or for any reason in its sole discretion.

6. For the avoidance of doubt, nothing in this Schedule 9.3.4 whether express or implied, shall be construed to give any Person, other than the Parties or their respective successors and permitted assigns, any legal or equitable right (including any rights to bargain or negotiate under the law on any jurisdiction), remedy, claim or benefit under or in respect of the Merger Protocol or this Schedule 9.3.4.

7. If and to the extent that these undertakings are described in or referred to in the Offer Memorandum, such description or reference in the Offer Memorandum shall clearly reflect the limitations set out in paragraphs 5 and 6 above (it being understood that this paragraph 7 shall not apply to any other public or employee communications).

Schedule 9.3.4(b)

US Plans

•	VNU Health Care Plans (includes medical, prescription drug, dental, vision, health savings account, and the Retiree Medical and Dental insurance programs)

•	VNU Life and Accident Insurance plans (includes basic life, supplemental life, dependent life, basic group accident and voluntary group accident insurance plans)

•	VNU Disability Plans (includes short-term disability and long-term disability plans)

•	VNU Flexible Spending Account Plans (includes health care and dependent care savings accounts)

•	VNU Deferred Compensation Plan (and related Deferred Compensation Trust Agreement between VNU and State Street Bank and Trust Company dated as of April 1, 20031)

•	VNU Legal Plan (Hyatt legal plan)

•	HealthAllies Health Discount Program

•	MetLife Personal Insurance (auto, home, pet, banking)

•	VNU Transit Reimbursement Program (commuting/parking pre-tax)

•	Employee Assistance Program (EAP)

•	Executive Perquisites for select executives (see attached schedule, added to the data room on 3 March 2006)

•	executive physicals

•	apartment allowances

•	financial planning

•	club membership dues

•	car leases/allowances

•	Special Retention Incentive Program referenced in Item 6 of the Exceptions to Schedule 9.1, Interim Undertakings

•	Enhanced Severance Guidelines referenced in Item 7 of the Exceptions to Schedule 9.1, Interim Undertakings

•	Career Transition Plan (adopted January 1, 2003) and Executive Transition Plan (adopted 2004)

[1]	The trust referenced in paragraph 2 of Schedule 9.3.4 has been established pursuant to this trust agreement.

•	Adoption Assistance Program

•	VNU MMI Educational Assistance Program

•	VNU MI Tuition Reimbursement Program

•	Financial Counseling Services

•	Paid Time Off

•	Recognition Programs

•	Service Award Programs

•	VNU 401(k) Savings Plan – for salaried employees

•	VNU 401(k) Plan – for hourly employees

•	Long-Term Incentive Plans (LTIP)

•	2005-2006

•	2004-2005

•	2004-2006

•	Claritas Plans

•	Frank Martell European Incentive 2005-2007

•	Annual Incentive Plans

•	Annual Incentive Plan for Executives (AIP)

•	Annual Incentive Plan for non-executive corporate employees (AIP)

•	Worldwide Annual Incentive Plan (WAIP)

•	Management Incentive Plan (MIP)

•	PPI

•	Team Incentive Plans (TIP)

•	Annual Incentive Plan for BASES

•	Annual Incentive Plan for Spectra

•	Annual Incentive Plan for HomeScan

•	VNU Advantage Programs

•	Sales Plans

•	New Business Development

•	TDLinx

•	Financial Services

•	Retail Sales

•	Bentonville Sales

•	Trade Dimensions

•	Business Media

•	Spectra Client Services Plan

•	Spectra Management Plan

SCHEDULE 9.9.1A EXISTING DEBT

	Euro m
	28-02-06 Values
	Carrying	Nominal	Treatment
Long Term Loans

NLG 600M 5.5% Bonds due 2008	283.6	272.3	Replace
EUR 500M 6.625% Bonds due 2007	507.6	500.0	Replace
USD 150M 7.6% Notes due 2009	125.9	125.9	Replace
EUR 2,500 M Euro Medium Term Note Program
EUR 600 m 6.75% Notes due 2008	53.6	48.9
EUR 50M Floating Rate Notes due 2010	49.8	50.0
GBP 250M 14 Put Resettable Securities due 2010/2017	379.3	365.7
Yen 4,000M 2.50% Notes due 2011	28.5	28.3
EUR 30M 6.75% Notes due 2012	29.8	30.0
EUR 25 Floating Rate Notes due 2012	24.9	25.0
EUR 25 Floating Rate Notes due 2012	24.9	25.0
NLG 500M 5.55% Subordinated Loan Agreement	94.7	90.8	Replace

Long Term Loans	1,602.6	1,561.9

Current Loans

EUR 1,150M 1.75% Convertible Unsubordinated Debenture Loan due 2006	335.4	333.0	Replace
EUR 2,500 M Euro Medium Term Note Program
EUR 150M Floating Rate Notes due 2005 (as extended)	149.1	148.2	Replace
NLG 500M 5.55% Subordinated Loan Agreement	47.3	45.4	Replace

Current Loans	531.8	526.6

Total Loans	2,134.4	2,088.5

	Euro m
Derivatives	28-02-06 Values
	Fair Value	Notional
LT Derivatives
CCS Citibank Euro 250m/($223m)	(65.1)	250
CCS Deutsche Euro 250m/($223)	(65.1)	250
CCS Barclays Euro 250m/($226m)	(63.5)	250
CCS Rabobank £95/(Euro 133m)	(4.0)	133
CCS Rabobank Euro 133m/($153m)	(14.5)	133
CCS ABN Amro £55m/(Euro 77.8m)	(1.9)	78
IRS Barclays Euro 250m	(8.4)	250

LT Derivatives	(222.5)	1,344.0

Current Derivatives

CCS Rabobank Euro 650m/($612m)	(131.5)	650
IRS Rabo Euro 333m	(13.5)	333
Forwards	(0.3)	171.7

Current Derivatives	(145.3)	1,154.7

Total Derivatives	(367.8)	2,498.7

Total Loans and Derivatives	1,766.6

Financial Leases	not available

SCHEDULE 9.9.1B GUARANTEE

SCHEDULE 9.11 PRIORITY FOUNDATION

WRITTEN RESOLUTIONS OF THE BOARD OF THE PRIORITY FOUNDATION

The undersigned

1.	Joep L. Brentjens;

2.	René Dahan;

3.	Peter A.F.W. Elverding;

4.	Gerald S. Hobbs;

5.	Aad G. Jacobs;

6.	Frank L.V. Meysman;

7.	Rob Ruijter;

8.	Rob van den Bergh; and

9.	Anton van Rossum

each acting in his capacity of “bestuurder” of Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V., a foundation under the laws of the Netherlands, with corporate seat at Haarlem, the Netherlands and its registered address at Ceylonpoort 5-25, 2037 AA Haarlem, the Netherlands (the “Priority Foundation”), and together constituting the entire board of directors of the Priority Foundation,

WHEREAS

(a)	pursuant to article [•] of the Priority Foundation’s articles of association, the board of directors may adopt resolutions without holding a meeting, provided that the resolutions are adopted in writing by the unanimous written vote of all directors;

(b)	the Priority Foundation holds 500 issued priority shares in the share capital of VNU N.V. (the “Priority Shares”);

(c)	the board of directors has been advised by the Executive Board of VNU N.V., a public company with limited liability incorporated under the laws of the Netherlands, (“VNU”) of the merger protocol, dated 8 March 2006, (the “Merger Protocol”) between VNU and Valcon Acquisition B.V. as the offeror (the “Offeror”) pursuant whereto the Offeror will make a public offer, in cash, for all of the issued ordinary and 7% preferred shares in the capital of VNU (the “Offer”) (other than shares held by VNU), which Offer VNU intends to recommend to its shareholders;

(d)	pursuant to Clause 9.10 of the Merger Protocol, VNU has undertaken to enter into an agreement with the Priority Foundation, on conditions satisfactory to the Offeror, and, providing for the transfer of the Priority Shares to VNU on the Settlement Date, as defined in the Merger Protocol, for nominal value, the transfer being subject to the condition precedent that the Offer has been declared unconditional (“gestanddoening”);

(e)	the board of directors has been provided with a draft of the agreement of transfer of the Priority Shares (the “Priority Shares Transfer Agreement”) and it has been advised that the conditions thereof are satisfactory to the Offeror;

(f)	the board of directors has been provided with a draft of the deed of amendment to the articles of association of VNU (the “Draft Deed of Amendment”) and it has been advised by the Offeror that the contents thereof are satisfactory to the Offeror; and

(g)	the Executive Board of VNU N.V. has been authorized by the general meeting of shareholders of VNU N.V. to repurchase the Priority Shares;

adopt the following resolutions

(i)	RESOLVED that the Priority Foundation approve the Priority Shares Transfer Agreement, and shall transfer the Priority Shares to VNU for nominal value as contemplated thereby, subject to the condition precedent that the Offer has been declared unconditional (“gestanddoening”);

(ii)	RESOLVED to authorize any two of the board members to sign, execute and deliver the Priority Shares Transfer Agreement on behalf of the Priority Foundation; and

(iii)	RESOLVED to take all other actions otherwise reasonably necessary to effect the transaction contemplated by the Merger Protocol.

in evidence whereof:

this document was signed in the manner set out below.

[SIGNATORIES]

SCHEDULE DEFINITIONS

7% Preferred Shares	has the meaning as set out in recital (C) of the preamble;

affiliate	means, any person or partnership belonging to the same group (as defined below) as such party and any person or partnership of which either party is a subsidiary (as defined below) or which is a subsidiary of such person or partnership;

AFM	means the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten);

Alternative Proposal	has the meaning as set out in Clause 10.3;

Announcement	has the meaning as set out in Clause 1.6;

Articles of Association	means the Company’s Articles of Association;

Business Day	means a day (other than a Saturday or Sunday) on which banks in The Netherlands and Euronext are generally open for normal business;

Boards	means the Executive Board and the Supervisory Board together;

Change of Control Offer	has the meaning as set out in Clause 11.1;

Closing Date	has the meaning as set out in Clause 1.4;

Commencement Date	has the meaning as set out in Clause 6.1;

Company	means VNU N.V., a public limited liability company, duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Haarlem, The Netherlands;

Company Accounts	has the meaning as set out in Clause 6.2.1;

Competing Offer	has the meaning as set out in Clause 11.1;

Competition Authorities	has the meaning as set out in Clause 7.1.9(a);

Confidentiality and Standstill Agreements	has the meaning as set out in recital (G) of the preamble;

Consideration	has the meaning as set out in Clause 1.2;

Controlled 7% Preferred Shares	has the meaning as set out in Clause 7.1.2;

Controlled Ordinary Shares	has the meaning as set out in Clause 7.1.1;

Covered Persons	has the meaning as set out in Clause 6.4;

DCC	Means the Dutch Civil Code;

Debt Financing	has the meaning as set out in Clause 9.9.1;

Debt Financing Commitments	has the meaning as set out in Clause 9.9.1;

Debt Providers	has the meaning as set out in Clause 9.9.1;

DSSA	means the Dutch Securities Supervision Act 1995 (Wet toezicht effectenverkeer 1995);

DSSD	Means the Dutch Securities Supervision Decree (Besluit toezicht effectenverkeer 1995);

D&T	has the meaning as set out in Clause 6.2.2;

Election	has the meaning as set out in Clause 1.3;

ERISA	means Employee Retirement Income Security Act of 1974, as amended;

Equity Financing	has the meaning as set out in Clause 9.9.1;

Euronext	has the meaning as set out in recital (B) of the preamble;

Exchange Act	has the meaning set out in Clause 1.4;

Exclusivity Period	has the meaning as set out in Clause 10.1;

Executive Board	means the executive board of the Company;

Group	has the meaning as set out in recital (A) of the preamble;

group	(groep as referred to in Section 2:24b Dutch Civil Code) means any economic unit in which legal persons and partnerships are united in one organizations. To the extent required, as regards private persons and partnerships these sections apply mutatis mutandis;

Guarantee	has the meaning as set out in Clause 9.9.1;

IFRS	means the international accounting standards, international financial reporting standards and the related interpretations of these standards issued or adopted by the International Accounting Standards Board from time to time;

Interim Period	has the meaning as set out in Clause 9.1;

Material Adverse Change or Material Adverse Effect	means any effect, event, occurrence, circumstance or change that, individually an together with other effects,

events, occurrences, circumstances or changes, has had or could reasonably be expected to have a material adverse effect on the results of operations, cash flow, financial position or the business of the Company, its material business units and the Group, taken as a whole, such that the Offeror cannot reasonably be expected to continue with the Offer or declare the Offer unconditional, other than any effect, event, occurrence, circumstance or change that results from or relates to:

(a)          changes after the date hereof in applicable laws or regulations (including Merger Rules, tax laws, accounting regulations or principles) or interpretations thereof;

(b)          changes after the date hereof to economies in general or to the industry in which the Company operates, except to the extent such change has had a disproportionate effect on the Company and the Group, taken as a whole, as compared to other persons in the industries in which the Company and the Group or either of the Group’s marketing information and media measurement divisions conduct their businesses;

(c)          any matter that is actually known to the Offeror, its group companies or its advisors prior to the date of this Merger Protocol or any matter that is clearly apparent from information contained in the press releases and filings set forth below, provided however that this clause (c) shall only apply to consequences of that matter that are reasonably foreseeable prior to the date of this Merger Protocol:

               (i) the published 2004 annual report,

               (ii) all press releases published in 2005 or in 2006 and contained on the Company’s website (VNU.com) as of the date of this Merger Protocol; or

(d)         a violation of this Merger Protocol or applicable law by the Offeror;

Merger Protocol	has the meaning as set out in recital (C) of the preamble;

Merger Rules	has the meaning as set out in Clause 1.5;

Notice	has the meaning as set out in Clause 11.2.1;

Offer	has the meaning as set out in recital (L) of the preamble;

Offer Conditions	has the meaning as set out in Clause 7.1;

Offer Memorandum	means the offer memorandum (biedingsbericht) relating to the Offer;

Offeror	means Valcon Acquisition B.V., a private limited liability company, duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Amsterdam;

Offeror Shares	has the meaning as set out in Clause 9.3.3;

Offeror Group	has the meaning as set out in recital (F) of the preamble;

Ordinary Share Consideration	has the meaning as set out in Clause 1.2(a);

Ordinary Shares	has the meaning as set out in recital (C) of the preamble;

Parties	means the Offeror and the Company together, and “Party” means any one of them or the relevant one of them, as the context requires;

Permitted Disposals	has the meaning as set out in Clause 9.3.3;

Postponed Closing Date	has the meaning as set out in Clause 1.4;

Preferred A Shares	has the meaning as set out in recital (D) of the preamble;

Preferred B Shares	has the meaning as set out in recital (C) of the preamble;

Preferred Dividends	has the meaning as set out in Clause 1.2;

Preferred Share Consideration	has the meaning as set out in Clause 1.2(b);

Pre-Offer Conditions	means the conditions to the Offer as set out in Clause 6.1;

Prior Financial Information	has the meaning as set out in Clause 6.1.7(a);

Priority Foundation	means Stichting tot Beheer van de Prioriteitsaandelen in VNU N.V., a foundation (stichting) duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Haarlem

Priority Shares	has the meaning as set out in recital (C) of the preamble;

Purchase Agreement	means any agreements relating to the sale, purchase and transfer of Ordinary Shares or 7% Preferred Shares outside the Offer that are entered into by the Offeror Group or the Sponsors or on their behalf and that provide for a sale by third parties and a purchase by or on behalf of the Offeror Group or the Sponsors of Ordinary Shares or 7% Preferred Shares, which sale and purchase are either unconditional or subject to one or more conditions also included in the Offer (and which shall in any case exclude any irrevocable undertakings to tender into the Offer entered into by any member of the Offeror Group in connection with the Offer);

Receipt	has the meaning as set out in Clause 10.5;

Relevant Persons	has the meaning as set out in Clause 10.3;

Revised Offer	has the meaning as set out in Clause 11.2.2;

RSU	has the meaning as set out in Clause 9.12;

Senior Management Team	has the meaning as set out in Clause 6.1.13;

Settlement	has the meaning as set out in recital (O) of the preamble;

Settlement Date	has the meaning as set out in recital (O) of the preamble;

Shares	has the meaning as set out in recital (C) of the preamble;

Share Scheme	has the meaning as set out in Clause 9.12;

Sponsors	has the meaning as set out in recital (F) of the preamble;

Stichting VNU	has the meaning as set out in recital (D) of the preamble;

Stock Option	has the meaning as set out in Clause 9.12;

subsidiary	(dochtermaatschappij as referred to in Section 2:24a Dutch Civil Code) means any: (i) a legal person in which the legal person or one or more of its subsidiaries, pursuant to an agreement with other persons entitled to vote or otherwise, can exercise, solely or jointly, more than one half of the voting rights at a general meeting or (ii) a legal person of which the legal person or one or more its subsidiaries is a member or shareholder and, pursuant to an agreement with other persons entitled to vote or otherwise, can appoint or dismiss, solely or jointly, more than one half of the directors or officers or of the supervisory board members, if all persons entitled to vote were to cast their vote. A partnership acting in its own name, for the obligations of which the legal person or one or more subsidiaries is, as a partner, fully liable to obligees shall be treated as a subsidiary. To the extent required, as regards private persons and partnerships these sections apply mutatis mutandis;

Successor Transaction	has the meaning as set out in Clause 4.6;

Supervisory Board	means the supervisory board of the Company;

Tail D&O Insurance	has the meaning as set out in Clause 9.3.5;

Tendered Share	has the meaning as set out in Clause 1.2;

Termination Date	has the meaning as set out in Clause 7.1;

Third Party Proposal	has the meaning as set out in Clause 14.4.3;

Treasury Shares	has the meaning as set out in recital (C) of the preamble;

WOR	means the Works Council Act (Wet op de Ondernemingsraden);

Workpapers	has the meaning as set out in Clause 6.2.2;

2005 Financial Statements	has the meaning as set out in Clause 6.2.1; and

2005 Workpapers	has the meaning as set out in Clause 6.2.2.